UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
México, D.F. 11311
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☑ No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

The following represents an English translation of the unaudited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the period ended June 30, 2013.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 30 JUNE 2013 AND 31 DECEMBER 2012

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT	PREVIOUS YEAR END
		Amount	Amount
10000000	**TOTAL ASSETS**	**2,001,396,613**	**2,024,182,896**
11000000	**TOTAL CURRENT ASSETS**	**277,954,896**	**318,142,125**
11010000	CASH AND CASH EQUIVALENTS	106,749,756	119,234,891
11020000	SHORT-TERM INVESMENTS	0	0
11020010	AVAILABLE-FOR-SALE INVESTMENTS	0	0
11020020	TRADING INVESTMENTS	0	0
11020030	HELD-TO-MATURITY INVESTMENTS	0	0
11030000	TRADE RECEIVABLES, NET	92,232,007	94,073,169
11030010	TRADE RECEIVABLES	93,056,037	95,132,384
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-824,030	-1,059,215
11040000	OTHER RECEIVABLES, NET	31,042,746	38,936,342
11040010	OTHER RECEIVABLES	31,042,746	38,936,342
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0
11050000	INVENTORIES	43,663,512	56,847,570
11051000	BIOLOGICAL CURRENT ASSETS	0	0
11060000	OTHER CURRENT ASSETS	4,266,875	9,050,153
11060010	PREPAYMENTS	0	0
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	4,266,875	9,050,153
11060030	ASSETS AVAILABLE FOR SALE	0	0
11060040	DISCONTINUED OPERATIONS	0	0
11060050	RIGHTS AND LICENSES	0	0
11060060	OTHER	0	0
12000000	**TOTAL NON-CURRENT ASSETS**	**1,723,441,717**	**1,706,040,771**
12010000	ACCOUNTS RECEIVABLE, NET	0	0
12020000	INVESTMENTS	30,924,909	33,022,854
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	13,985,554	14,546,263
12020020	HELD-TO-MATURITY INVESTMENTS	0	0
12020030	AVAILABLE-FOR-SALE INVESTMENTS	15,533,651	15,771,259
12020040	OTHER INVESTMENTS	1,405,704	2,705,332
12030000	PROPERTY, PLANT AND EQUIPMENT, NET	1,673,272,872	1,658,734,085
12030010	LAND AND BUILDINGS	1,151,430,077	1,102,462,820
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	1,631,759,634	1,616,893,715
12030030	OTHER EQUIPMENT	72,915,948	71,697,934
12030040	ACCUMULATED DEPRECIATION	-1,307,768,477	-1,240,423,501
12030050	CONSTRUCTION IN PROGRESS	124,935,690	108,103,117
12040000	INVESTMENT PROPERTY	0	0
12050000	BIOLOGICAL NON- CURRENT ASSETS	0	0
12060000	INTANGIBLE ASSETS,NET	18,389,937	12,347,835
12060010	GOODWILL	0	0
12060020	TRADEMARKS	0	0
12060030	RIGHTS AND LICENSES	173,887	183,458
12060031	CONCESSIONS	0	0
12060040	OTHER INTANGIBLE ASSETS	18,216,050	12,164,377
12070000	DEFERRED TAX ASSETS	853,999	1,935,997
12080000	OTHER NON-CURRENT ASSETS	0	0
12080001	PREPAYMENTS	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
12080020	EMPLOYEE BENEFITS	0	0
12080021	AVAILABLE FOR SALE ASSETS	0	0
12080030	DISCONTINUED OPERATIONS	0	0
12080040	DEFERRED CHARGES	0	0
12080050	OTHER	0	0
20000000	**TOTAL LIABILITIES**	**2,325,756,210**	**2,295,248,746**
21000000	**TOTAL CURRENT LIABILITIES**	**231,300,985**	**235,803,649**
21010000	BANK LOANS	45,497,321	73,346,333
21020000	STOCK MARKET LOANS	47,100,545	40,894,672
21030000	OTHER LIABILITIES WITH COST	0	0
21040000	TRADE PAYABLES	65,801,970	61,513,451
21050000	TAXES PAYABLE	52,368,517	43,980,843
21050010	INCOME TAX PAYABLE	42,240,659	38,104,579

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 30 JUNE 2013 AND 31 DECEMBER 2012

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT	PREVIOUS YEAR END
		Amount	Amount
21050020	OTHER TAXES PAYABLE	10,127,858	5,876,264
21060000	OTHER CURRENT LIABILITIES	20,532,632	16,068,350
21060010	INTEREST PAYABLE	0	0
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	8,880,804	6,752,811
21060030	DEFERRED REVENUE	0	0
21060050	EMPLOYEE BENEFITS	0	0
21060060	PROVISIONS	0	0
21060061	CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
21060070	DISCONTINUED OPERATIONS	0	0
21060080	OTHER	11,651,828	9,315,539
22000000	**TOTAL NON-CURRENT LIABILITIES**	**2,094,455,225**	**2,059,445,097**
22010000	BANK LOANS	122,342,714	136,796,296
22020000	STOCK MARKET LOANS	545,273,693	535,821,299
22030000	OTHER LIABILITIES WITH COST	0	0
22040000	DEFERRED TAX LIABILITIES	26,722,546	28,137,915
22050000	OTHER NON-CURRENT LIABILITIES	1,400,116,272	1,358,689,587
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
22050020	DEFERRED REVENUE	0	0
22050040	EMPLOYEE BENEFITS	1,327,865,291	1,288,540,759
22050050	PROVISIONS	65,817,610	63,802,794
22050051	NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
22050060	DISCONTINUED OPERATIONS	0	0
22050070	OTHER	6,433,371	6,346,034
30000000	**TOTAL EQUITY**	**-324,359,597**	**-271,065,850**
30010000	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	-324,359,597	-271,065,850
30030000	CAPITAL STOCK	49,604,835	49,604,835
30040000	SHARES REPURCHASED	0	0
30050000	PREMIUM ON ISSUANCE OF SHARES	0	0
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
30070000	OTHER CONTRIBUTED CAPITAL	178,730,591	178,730,591
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	-169,498,500	-116,113,539
30080010	LEGAL RESERVE	977,760	977,760
30080020	OTHER RESERVES	0	0
30080030	RETAINED EARNINGS	-117,091,299	-119,691,777
30080040	NET INCOME FOR THE PERIOD	-53,384,961	2,600,478
30080050	OTHERS	0	0
30090000	ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)	-383,196,523	-383,287,737
30090010	GAIN ON REVALUATION OF PROPERTIES	0	0
30090020	ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	-379,768,919	-379,768,919
30090030	FOREING CURRENCY TRANSLATION	2,237,497	2,734,934
30090040	CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	0	0
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-5,665,101	-6,253,752
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0
30090070	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0
30090080	OTHER COMPREHENSIVE INCOME	0	0
30020000	NON-CONTROLLING INTERESTS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION
INFORMATIONAL DATA

AT 30 JUNE 2013 AND 31 DECEMBER 2012

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	CONCEPTS	ENDING CURRENT	PREVIOUS YEAR END
		Amount	Amount
91000010	SHORT-TERM FOREIGN CURRENCY LIABILITIES	71,401,702	96,237,414
91000020	LONG TERM FOREIGN CURRENCY LIABILITIES	546,529,342	537,637,598
91000030	CAPITAL STOCK (NOMINAL)	0	0
91000040	RESTATEMENT OF CAPITAL STOCK	0	0
91000050	PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	8,378,573	3,480,395
91000060	NUMBER OF EXECUTIVES (*)	0	0
91000070	NUMBER OF EMPLOYEES (*)	153,233	150,697
91000080	NUMBER OF WORKERS (*)	0	0
91000090	OUTSTANDING SHARES (*)	0	0
91000100	REPURCHASED SHARES (*)	0	0
91000110	RESTRICTED CASH (1)	0	0
91000120	GUARANTEED DEBT OF ASSOCIATED COMPANIES	0	0

(1) THIS CONCEPT MUST BE FILLED WHEN THERE ARE GUARANTEES OR RESTRICTIONS THAT AFECCT CASH AND CASH EQUIVALENTS
(*) DATA IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED

FOR THE SIX AND THREE MONTHS ENDED 30 JUNE, 2013 AND 2012

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40010000	**REVENUE**	**789,404,886**	**393,150,706**	**817,391,045**	**406,065,571**
40010010	SERVICES	4,754,758	2,518,782	3,494,375	1,819,060
40010020	SALE OF GOODS	784,650,128	390,631,924	813,896,670	404,246,511
40010030	INTERESTS	0	0	0	0
40010040	ROYALTIES	0	0	0	0
40010050	DIVIDENDS	0	0	0	0
40010060	LEASES	0	0	0	0
40010061	CONSTRUCTIONS	0	0	0	0
40010070	OTHER REVENUE	0	0	0	0
40020000	**COST OF SALES**	**388,146,050**	**184,303,924**	**397,797,110**	**209,797,700**
40021000	GROSS PROFIT	401,258,836	208,846,782	419,593,935	196,267,871
40030000	**GENERAL EXPENSES**	**65,180,813**	**33,712,319**	**54,941,434**	**28,095,686**
40040000	**PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET**	**336,078,023**	**175,134,463**	**364,652,501**	**168,172,185**
40050000	**OTHER INCOME (EXPENSE), NET**	**62,781,383**	**22,207,652**	**117,011,692**	**62,405,958**
40060000	**OPERATING PROFIT (LOSS) (*)**	**398,859,406**	**197,342,115**	**481,664,193**	**230,578,143**
40070000	FINANCE INCOME	9,630,396	-26,263,716	27,217,236	-22,845,379
40070010	INTEREST INCOME	1,166,402	499,111	1,079,583	341,632
40070020	GAIN ON FOREIGN EXCHANGE, NET	3,937,817	-28,639,522	16,816,755	-27,564,227
40070030	GAIN ON DERIVATIVES, NET	4,526,177	1,876,695	9,320,898	4,377,216
40070040	GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40070050	OTHER FINANCE INCOME	0	0	0	0
40080000	FINANCE COSTS	29,279,245	11,891,746	37,007,897	22,678,530
40080010	INTEREST EXPENSE	18,412,853	9,674,477	17,440,805	8,792,540
40080020	LOSS ON FOREIGN EXCHANGE, NET	0	0	0	0
40080030	LOSS ON DERIVATIVES, NET	10,866,392	2,217,269	19,567,092	13,885,990
40080050	LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40080060	OTHER FINANCE COSTS	0	0	0	0
40090000	**FINANCE INCOME (COSTS), NET**	**-19,648,849**	**-38,155,462**	**-9,790,661**	**-45,523,909**
40100000	SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES	-107,494	130,570	37,230	-126,585
40110000	**PROFIT (LOSS) BEFORE INCOME TAX**	**379,103,063**	**159,317,223**	**471,910,762**	**184,927,649**
40120000	INCOME TAX EXPENSE	432,488,024	208,314,070	465,093,134	218,506,828
40120010	CURRENT TAX	432,476,624	208,045,786	465,311,039	218,874,254
40120020	DEFERRED TAX	11,400	268,284	-217,905	-367,426
40130000	**PROFIT (LOSS) FROM CONTINUING OPERATIONS**	**-53,384,961**	**-48,996,847**	**6,817,628**	**-33,579,179**
40140000	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	0	0	0	0
40150000	**NET PROFIT (LOSS)**	**-53,384,961**	**-48,996,847**	**6,817,628**	**-33,579,179**
40160000	PROFIT (LOSS), ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	0	0	0	0
40170000	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT	-53,384,961	-48,996,847	6,817,628	-33,579,179

40180000	BASIC EARNINGS (LOSS) PER SHARE	0	0	0.00	0.00
40190000	DILUTED EARNINGS (LOSS) PER SHARE	0	0	0.00	0.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)

CONSOLIDATED

FOR THE SIX AND THREE MONTHS ENDED 30 JUNE, 2013 AND 2012

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40200000	**NET PROFIT (LOSS)**	**-53,384,961**	**-48,996,847**	**6,817,628**	**-33,579,179**
	DISCLOSURES NOT BE RECLASSIFIED ON INCOME				
40210000	PROPERTY REVALUATION GAINS	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	0	0	0	0
40220100	SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME				
40230000	FOREING CURRENCY TRANSLATION	-497,437	3,412,050	-1,682,757	2,328,367
40240000	CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	0	0	0	0
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	588,651	317,710	-10,891,168	-6,326,834
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
40270000	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
40280000	**OTHER COMPREHENSIVE INCOME**	**0**	**0**	**0**	**0**
40290000	**TOTAL OTHER COMPREHENSIVE INCOME**	**91,214**	**3,729,760**	**-12,573,925**	**-3,998,467**

REF	ACCOUNT / SUBACCOUNT	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40300000	**TOTAL COMPREHENSIVE INCOME**	**-53,293,747**	**-45,267,087**	**-5,756,297**	**-37,577,646**
40320000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	0	0	0	0
40310000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	-53,293,747	-45,267,087	-5,756,297	-37,577,646

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME
INFORMATIONAL DATA

CONSOLIDATED

FOR THE SIX AND THREE MONTHS ENDED 30 JUNE, 2013 AND 2012

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	73,523,751	36,884,987	68,836,899	35,400,666
92000020	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME
INFORMATIONAL DATA (12 MONTHS)

CONSOLIDATED

FOR THE SIX AND THREE MONTHS ENDED 30 JUNE, 2013 AND 2012

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	YEAR	
		CURRENT	PREVIOUS
92000030	REVENUE NET (**)	1,690,306,765	1,558,428,922
92000040	OPERATING PROFIT (LOSS) (**)	958,720,867	602,220,266
92000050	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT(**)	-61,714,945	-94,101,926
92000060	NET PROFIT (LOSS) (**)	-61,714,945	-94,101,926
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	145,234,058	105,472,869

(*) TO BE DEFINED BY EACH COMPANY
(**) INFORMATION LAST 12 MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

TO JUNE 30 OF 2013 AND 2012

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR Amount	PREVIOUS YEAR Amount
OPERATING ACTIVITIES			
50010000	**PROFIT (LOSS) BEFORE INCOME TAX**	**379,103,063**	**471,910,762**
50020000	+(-) ITEMS NOT REQUIRING CASH	0	0
50020010	+ ESTIMATE FOR THE PERIOD	0	0
50020020	+ PROVISION FOR THE PERIOD	0	0
50020030	+(-) OTHER UNREALISED ITEMS	0	0
50030000	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	77,974,243	79,874,397
50030010	DEPRECIATION AND AMORTISATION FOR THE PERIOD	73,523,751	68,836,899
50030020	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	2,135,426	3,909,248
50030030	+(-) LOSS (REVERSAL) IMPAIRMENT	0	0
50030040	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	107,495	-37,230
50030050	(-) DIVIDENDS RECEIVED	0	0
50030060	(-) INTEREST RECEIVED	0	0
50030070	(-) EXCHANGE FLUCTUATION	0	0
50030080	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	2,207,571	7,165,480
50040000	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	13,118,174	-4,745,540
50040010	(+) ACCRUED INTEREST	18,489,198	17,342,871
50040020	(+) EXCHANGE FLUCTUATION	-5,134,616	-22,028,024
50040030	(+) DERIVATIVE TRANSACTIONS	0	0
50040040	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	-236,408	-60,387
50050000	**CASH FLOWS BEFORE INCOME TAX**	**470,195,480**	**547,039,619**
50060000	CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	-356,319,677	-442,875,236
50060010	+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	9,734,759	12,858,759
50060020	+(-) DECREASE (INCREASE) IN INVENTORIES	13,184,058	-3,404,800
50060030	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-996,059	-3,446,655
50060040	+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	4,288,519	-861,358
50060050	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	41,902,767	40,523,000
50060060	+(-) INCOME TAXES PAID OR RETURNED	-424,433,721	-488,544,182
50070000	**NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES**	**113,875,803**	**104,164,383**
INVESTING ACTIVITIES			
50080000	NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	-87,660,967	-80,215,547
50080010	(-) PERMANENT INVESTMENTS	0	0
50080020	+ DISPOSITION OF PERMANENT INVESTMENTS	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-87,234,935	-78,861,316
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50080050	(-) TEMPORARY INVESTMENTS	0	0
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	0	0
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) ACQUISITIONS OF VENTURES	0	0
50080100	+ DISPOSITIONS OF VENTURES	0	0
50080110	+ DIVIDEND RECEIVED	0	0
50080120	+ INTEREST RECEIVED	0	0
50080130	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
50080140	-(+) OTHER INFLOWS (OUTFLOWS) OF CASH	-426,032	-1,354,231
FINANCING ACTIVITIES			
50090000	NET CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	-40,781,635	-11,550,078
50090010	+ BANK FINANCING	75,801,087	122,436,104
50090020	+ STOCK MARKET FINANCING	31,838,420	58,114,123
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTISATION	-117,038,319	-162,564,959
50090050	(-) STOCK MARKET FINANCING AMORTISATION	-13,260,200	-12,718,601
50090060	(-) OTHER FINANCING AMORTISATION	0	0
50090070	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
50090080	(-) DIVIDENDS PAID	0	0
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	-18,122,623	-16,816,745
50090120	(-) REPURCHASE OF SHARES	0	0
50090130	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

TO JUNE 30 OF 2013 AND 2012

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR	PREVIOUS YEAR
		Amount	Amount
50100000	**NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS**	**-14,566,799**	**12,398,758**
50110000	**EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS**	**2,081,664**	**-1,014,890**
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	119,234,891	114,368,236
50130000	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	**106,749,756**	**125,752,104**

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

MEXICAN STOCK EXCHANGE

QUARTER: **02** YEAR: **2013**

STATEMENT OF CHANGES IN EQUITY

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS (ACCUMULATED LOSSES)		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
						RESERVES	UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES)				
BALANCE AT JANUARY 1, 2012	49,604,835	0	0	0	178,730,591	977,760	-119,691,777	-6,444,762	103,176,647	0	103,176,647
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	0	0	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	6,817,628	-12,573,925	-5,756,297	0	-5,756,297
BALANCE AT JUNE 30, 2012	49,604,835	0	0	0	178,730,591	977,760	-112,874,149	-19,018,687	97,420,350	0	97,420,350
BALANCE AT JANUARY 1, 2013	49,604,835	0	0	0	178,730,591	977,760	-117,091,299	-383,287,737	-271,065,850	0	-271,065,850
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	0	0	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	-53,384,961	91,214	-53,293,747	0	-53,293,747
BALANCE AT JUNE 30, 2013	49,604,835	0	0	0	178,730,591	977,760	-170,476,260	-383,196,523	-324,359,597	0	-324,359,597

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

July 26, 2013

Analysis and Review on the Administration of the Operations and Financial Results of Petróleos Mexicanos (the Company)

Second Quarter 2013 Summary

Total revenues from sales and services amounted to $393.2 billion (U.S. $30.4 billion.)

Crude oil production averaged 2,516 Mbd (thousand barrels per day).

Total crude oil processing recorded an increase of 3.7%, and petroleum products output increased by 4.7%.

EBITDA amounted to $265.0 billion (U.S. $20.5 billion).

Taxes and duties paid amounted to $208.3 billion (U.S. $16.1 billion).

PEMEX recorded a net loss of $49.0 billion (U.S. $3.8 billion).

1H13 Summary

Total revenues from sales and services amounted to $789.4 billion (U.S. $61.0 billion).

Crude oil production averaged 2,530 Mbd (thousand barrels per day).

Total crude oil processing recorded an increase of 3.6%, and petroleum products output increased by 3.5%.

EBITDA amounted to $533.7 billion (U.S. $41.2 billion.)

Taxes and duties paid amounted to $432.5 billion (U.S. $33.4 billion).

PEMEX recorded a net loss of $53.4 billion (U.S. $4.1 billion.)

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

OPERATIONAL RESULTS

Total Revenues from Sales and Services

During the second quarter of 2013, sales revenues decreased by 3.2% to $393.2 billion (U.S. $30.4 billion) as compared to the same period of 2012, primarily as a result of:

- a decrease of 6.9% in the volume of crude oil exports, due to a rise in domestic demand in response to an increased refining capacity at Minatitlán;
- a decrease of 3.0% in the average price of the Mexican crude oil basket, from U.S. $99.97 per barrel in the second quarter of 2012, to U.S. $96.93 per barrel in the same period of 2013;
- a 5.1% appreciation of the Mexican peso against the U.S. dollar, equivalent to ₵70.3, from $13.6530 during the second quarter of 2012, to $12.9502 during the same period in 2013.
- a decline of 2.4% in the price of regular gasoline in the U.S. Gulf of Mexico, from U.S. ₵280.12 per gallon in the second quarter of 2012, to U.S. ₵273.4 in the same quarter of 2013;

During the first half of 2013, total revenues from sales and services, decreased by 3.4% to $789.4 billion (U.S. $61.0 billion) as compared to the same period of 2012 as a result of:

- a decrease of 4.7% % in the volume of crude oil exports, due to a rise in domestic demand in response to an increased refining capacity;
- a decrease of 4.8% in the average price of the Mexican crude oil basket, from U.S. $105.87 per barrel in the first half of 2012, to U.S. $100.82 per barrel in the same period of 2013;
- a 5.1% appreciation of the Mexican peso against the U.S. dollar, equivalent to ₵70.3, from $13.6530 during the second quarter of 2012, to $12.9502 during the same period in 2013; and
- a decline of 3.2% in the price of regular gasoline in the U.S. Gulf of Mexico, from U.S. ₵290.89 per gallon in the first half of 2012, to U.S. ₵281.64 in the same period of 2013;

Domestic Sales

Domestic sales during the second quarter of 2013 increased by 8.8%, amounting to $231.7 billion (U.S. $17.9 billion) due to:

- Higher volumes for domestic sales such as premium gasoline (28.9%), industrial diesel (16.7%), fuel oil (4.8%) and jet fuel (4.7%). The previous was partially offset by an 8.1% decrease in the volume sold of magna gasoline.
- Higher sales prices in domestic products such as magna gasoline (10.8%), premium gasoline (9.4%), diesel (10.7) and industrial diesel (10.5%).

During the first six months of 2013, total domestic sales increased by 7.0% to $445.7 billion (U.S. $34.4 billion) due to:

- Higher volumes for domestic sales such as premium gasoline (44.8%), industrial diesel (22.9%) and fuel oil (5.3%), which was partially offset by a decrease in sales volumes of magna gasoline (8.0%), diesel (1.6%) and marine diesel (16.3%).
- In addition, higher sales prices in domestic products such as magna gasoline (12.1%), premium gasoline (9.7%), diesel (11.9%) and industrial diesel (11.7%).

Exports

During the second quarter of 2013, export sales decreased $32.3 billion to $158.9 billion (U.S. $12.3 billion) as compared to the same period of 2012, primarily due to a 3.0% decrease in the average price of the Mexican crude oil basket, a 5.1% appreciation of the Mexican peso against the U.S. dollar and a rise in domestic demand in response to an increased refining capacity.

As of June 30 2013, total exports decreased by $58.4 billion to $338.9 billion (U.S. $26.2 billion) as compared to the first half of 2012. The variation was primarily due to lower crude oil production and higher domestic demand in response to an increased refining capacity.

Cost of Sales

Cost of sales, during the second quarter of 2013, decreased by 12.2% to $184.3 billion, as compared to the same period of 2012. The decrease in cost of sales is primarily due to

- a 12.2% decrease in purchases for resale, due to lower prices of hydrocarbons as well as higher domestic petroleum products production;
- a 41.9% increase in the net cost of employee benefits;
- the former was partially offset by increases in depreciation (4.1%) and amortization (4.8%).

During the second quarter of 2013, general expenses, which are composed by distribution and administrative expenses, increased $5.6 billion to $33.7 billion.

Distribution expenses increased $686 million as a result of higher preservation and maintenance expenses and an increase in the net cost of employee benefits. Administrative expenses increased $4.9 billion caused by increases in depreciation, preservation and maintenance expenses and an increase in the net cost of employee benefits.

From January 1, 2013 to June 30, 2013 cost of sales decreased by 2.4%, totaling $388.1 billion primarily as a result of:
- a 7.5% decrease in purchases for resale, due to lower prices of hydrocarbons as well as higher domestic petroleum products production.
- this was partially offset by an increase in the net cost of employee benefits, and in depreciation (6.2%)and amortization (8.2%).

During the first half of 2013, general expenses, which are composed of administrative expenses and distribution expenses amounted to $65.2 billion, recording a $10.2 billion increase.

Distribution expenses increased 12.7% as a result of higher preservation and maintenance expenses as well as in the net cost of employee benefits during the period.

Administrative expenses increased 20.6% as a result of an increase in the net cost of employee benefits, as well as an increase in personnel services.

Other Revenue (Expenses)

The $22.2 billion increase recorded in other revenues during the second quarter of 2013 is primarily due to lower IEPS credit.

Additionally during the first half of 2013, other revenues amounted to $62.8 billion. The decrease was primarily due to a lower IEPS credit.

Comprehensive Financing Result

During the second quarter of 2013, the comprehensive financing result recorded a positive variation of $7.4 billion, for a total comprehensive financing result of negative $38.2 billion for the quarter. This variation was primarily due to lower financial costs, and partially offset by lower financial income and a slightly greater exchange loss as compared to the one recorded during the second quarter of 2012.

During the first half of 2013, the comprehensive financing result recorded a positive variation of $9.9 billion, for a negative comprehensive result of negative $19.6 billion due to an exchange gain, and lower interest expenses.

Net Income

During the second quarter of 2013, PEMEX recorded a net loss of $49.0 billion (U.S. $3.8 billion) as a result of a decrease in sales, an increase in general expenses and a cost registered in the comprehensive financial result.

During the first half of 2013, PEMEX recorded a net loss of $53.3 billion (U.S. $4.1 billion), primarily as a result of a decrease in sales revenues, an increase in general expenses and a negative comprehensive financing result. The previous was partially offset by lower cost of sales recorded, as well as lower taxes and duties paid.

Current Assets

As of June 30, 2013, current assets decreased by 12.6% as compared to December 31, 2012, amounting $278.0 billion. The $40.2 billion decrease recorded, is primarily due to a $12.5 billion decrease in cash and cash equivalents, a $9.7 decrease in account receivables and a $13.2 billion decrease in inventories.

Property, plant and equipment

Property, plant and equipment increased $14.5 billion, amounting to $1,673.3 billion, as compared to December 31, 2012.

Current Liabilities

Current liabilities decreased by 1.9% as compared to December 31, 2012, totaling $231.3 billion, primarily due to a $21.6 billion decrease in short term debt and a $4.6 billion decrease in accounts and accrued expenses payable.

Equity

As of June 30, 2013, PEMEX recorded negative equity of $324.4 billion.

<u>OPERATING RESULTS AS OF JUNE 30, 2013</u>

Crude Oil Production

During the second quarter of 2013, total crude oil production averaged 2,516 Mbd, a 1.1% decrease as compared to the second quarter of 2012. This decrease was primarily due to:

- a decrease in production of extra-light crude oil due to an increase in the fractional water flow at the Pijije and Sen fields of the Delta del Grijalva project in the Southern region; and

- a decrease in production of heavy crude oil due to an increase in the fractional water flow of wells and a natural decline in production at the fields of the Cantarell Business unit in the Northeastern Marine region.

This decrease was partially offset by an increase in production of light crude oil at the Kuil and Onel fields of the Abkatún-Pol Chuc Business unit in the Southwestern Marine region, at the Kambesah field of the Cantarell Business unit in the Northeastern Marine region, and at the Gasífero field of the Veracruz Business unit in the Northern region. It is important to note that the Kuil and Gasífero fields which began their production during the second half of 2012, along with the Kambesah and Onel fields, which began their production during the first quarter of 2013, contributed an average of 65 Mbd to total production during the second quarter of 2013.

During the first six months of 2013, crude oil production amounted to 2,530 Mbd, a 0.5% decrease as compared to the same period of 2012.

Natural Gas Production

Total natural gas production decreased 2.1% amounting 5,558 MMcfd (million cubic feet per day) primarily as a result of a decrease in non-associated gas production caused by a scheduled reduction in drilling activities and the completion of wells in the Veracruz Business unit of the Northern region, and a natural decline in production of fields in the Macuspana-Muspac Business unit of the Southern region. This decrease was partially offset by an increase in associated gas production at the Abkatún-Pol-Chuc Business unit in the Southwestern Marine region, and at the Bellota Jujo and AceiteTerciario del Golfo(ATG) Business units in the Southern and Northern regions, respectively.

Natural gas production of the Burgos and Veracruz Business units reached 1,805 MMcfd, which represents 32.5% of total production and 95.1% of non-associated gas.

This decrease was partially offset by an increase in associated gas production at the Abkatún-Pol-Chuc Business unit in the Southwestern Marine region, and at the Bellota Jujo and Aceite Terciario del Golfo (ATG) Business units in the Southern and Northern regions, respectively.

During the first half of 2013, natural gas production recorded a 0.8% (does not include nitrogen) decrease, amounting to 5,663 MMcfd.

Gas Flaring

Gas flaring decreased by 3%, primarily due to:

- new infrastructure installed on marine platforms for the handling and transportation of gas;
- the implementation of strategies to strengthen operational reliability; and
- the implementation of strategies at Cantarell to optimize the exploitation of wells with high associated gas content.

As a result, the natural gas use as a percentage of production was 98.1% during the second quarter of 2013.

From January 1 to June 30, 2013, gas flaring decreased by 22.3%. As a result of these activities, the natural gas use as a percentage of production was 98.3% during the first half of 2013.

Crude Oil Processing

Total crude oil processing increased by 3.7%, primarily due to stabilized operations of the plants that were revamped.

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

The ratio of heavy crude oil to total crude oil processed by the National Refining System (NRS) decreased by 5.0 percentage points, in order to reduce the production of heavy distillates in our refineries in the central part of the country and prevent an unfavorable impact in crude oil processing due to transportation capacity constraints.

PEMEX's usage of its primary distillation capacity increased by 3 percentage points from 74.5% to 77.5% of its total capacity.

During the first six months of 2013, total crude oil processing increased 3.6% as compared to the same period of 2012, primarily due to the stabilization of operations in the new plants at the Minatitlán Refinery. The ratio of heavy crude oil to total crude oil processed by the National Refining System (NRS) decreased by 4.2 percentage points.

In addition, during the same period, PEMEX's usage of its primary distillation capacity increased by 2.8 percentage points from 72.9% to 75.7% of its total capacity.

Production of Petroleum Products

Total petroleum products production averaged 1,460 Mbd during the second quarter of 2013, a 4.7% increase or 66 Mbd, as compared to the second quarter of 2012 due to an increase in production of automotive gasolines, fuel oil, jet fuel and diesel.

During the first half of 2013, total petroleum products output averaged 1,417 Mbd or a 3.5% increase, as compared to the same period of 2012, mainly due to increases in the outputs of products such as gasolines diesel, fuel oil, jet fuel among others.

During the first six months of 2013, the National Refining System recorded a negative variable refining margin of U.S. $5.13 per barrel, U.S. $2.45 per barrel below the margin recorded during the same period of 2012. The decline is primarily explained by current unfavorable fluctuations in the international refining margins, an effect due to the revaluation of inventories, as well as to an increase in light crude oil processing at the NRS that led to lower production of heavy distillates.

Natural Gas Processed

During the second quarter of 2013, natural gas processing decreased by 5.6%, amounting to 4,253 MMcfd, in response to reduced availability of sour wet gas in the marine regions and from the Mesozoic gas producing areas. This was partially offset by an increased supply of sweet wet gas in the Northern region.

Condensates processing averaged 47 Mbd, a decrease of 1.5%, as compared to the second quarter of 2012, due to a decline in the supply of sweet condensates in the Northern region.

As a result, dry gas production amounted to 3,600 MMcfd, a decrease of 3% as compared to the second quarter of 2012, while natural gas liquids production declined by 7.3% or 28 Mbd during this period.

During the first six months of 2013, total natural gas processing recorded a 3.5% decrease to 4,367 MMcfd as compared to the same period of 2013, in response to reduced availability of sour wet gas which was partially offset by an increased supply of sweet wet gas.

In addition, condensates processing decreased by 5 Mbd, dry gas production amounted to 3,679 MMcfd and natural gas liquids production decreased by 20 Mbd.

Petrochemicals Production

During the second quarter of 2013, the production of petrochemical products increased by 16%, from 1,171 Mt to 1,358 Mt, primarily due to the following:

- the continuation of initial performance tests carried out at the CCR plant and regularized operations of plants involved in the production of aromatics at the Cangrejera complex; and
- as a result of the above, production in the aromatics and derivatives chain increased, as well as in other petrochemicals, including amorphous and octane-based gasolines, benzene, toluene and xylene (BTX).

In addition, production of the propylene and derivatives chain recorded an increase in the production of acrylonitrile during the second quarter of 2013, due to regularized operations of the plant.

This increase was partially offset by:

- a production decline in the ethane derivatives chain due to decreased output of ethylene intended for overseas markets, and to lower production of low-density polyethylene and linear low-density polyethylene caused by operational delays; and
- the methane derivatives chain recorded a decrease, in part due to a decline in the production of methanol, caused by inventory build-ups and lower sales of carbon dioxide in response to a decreased demand from the industrial sector and soft-drink manufacturers.

During the first six months of 2013, petrochemical products increased 4% or 97 Mbd as compared to the same period of 2012, primarily due to:

- an increase in the aromatics and derivatives chain; and
- an increase in other petrochemical products including amorphous gasolines, octane base gasolines and BTX.

CONSOLIDATED BALANCE SHEET, LIQUIDITY AND CAPITAL RASING

Equity Structure

As of June 30, 2013, PEMEX recorded negative equity totaling $324.4 billion, as compared to negative equity of $271.1 billion recorded as of December 31, 2012.

During the second quarter of 2013, there were no capitalized payments to the equity of PEMEX, their Subsidiary Entities and Subsidiary Companies by the Federal Government.

Liquidity Management

As of June 30, 2013, Petróleos Mexicanos holds liquidity management credit lines for $10.0 billion and U.S.$2.5 billion. As of July 26, 2013, current date of this report, credit facilities mentioned above are completely available to PEMEX.

Debt

The following information reflects PEMEX's total debt as of December 31, 2012 and as of June 30, 2013:

	Balance as of Dec 31, 2012 (Billion pesos)	June 30, 2013
Short-term	$114.2	$92.6
Long-term	$672.6	$667.6
Total debt	$786.8	$760.2

The following are the main financing activities carried out during 2013:

Capital Markets

- On January 30, 2013, Petróleos Mexicanos issued U.S. $2.1 billion of its 3.50% Notes, due in 2023; U.S.$100.0 million of these notes were allocated in the Asian market.
- On March 22, 2013, Petróleos Mexicanos reopened Ps. 2.5 billion of its Certificados Bursátiles (publicly traded notes) due 2017, at 28 days floating TIIE rate plus 18 basis points.
- On June 25, 2013, Petróleos Mexicanos reopened Ps. 2.5 billion of its Certificados Bursátiles (publicly traded notes) originally issued in November 2012, due 2017 at 28 days floating rate TIIE (Mexican Interbank Interest Rate) plus 3 basis points.
- On July 18, 2013, Petróleos Mexicanos issued the following four series of securities for an aggregate amount of U.S.$3.0 billion:

i) U.S.$1.0 billion of its 3.50% Notes, at a fixed rate, due on July 18, 2018;
ii) U.S.$1.0 billion of its 4.875% Notes, at a fixed rate, due on January 18, 2024;
iii) U.S.$500 million bearing interest at a floating rate 3-month LIBOR (London Interbank Offered Rate) plus 202 basis points, and maturing on July 18, 2018; and
iv) a reopening of U.S.$500 million of its 6.50% Bonds, at a fixed rate, due on June 2, 2041.

The proceeds from these placements will be used to finance investment projects and for debt refinancing.

Others
During the first half of 2013, Petróleos Mexicanos obtained U.S. $80.3 million through Public Works Financed Contracts (COPF) of Pemex-Exploration and Production. These contracts are used for the exploitation of natural gas fields in the Burgos basin.

Cash flows from operating activities, financing and investment
As of June 30, 2013, according to the Preliminary Consolidated Financial Statements, net cash flow from operating activities was $113.9 billion, as compared to $104.2 billion in the same period of 2012.

Cash and cash equivalents as of June 30 2013, totaled $106.7 billion, compared to $125.7 billion in the same period of 2012.

Treasury Policies
In regard to treasury policies, Petróleos Mexicanos seeks to have sufficient financial resources to meet its payment obligations and those of its subsidiary entities, as well as to promote the integration and consolidation of its cash position and projection.

In addition, Petróleos Mexicanos develop investment mechanisms of its financial resources to maintain market and ensure the best procurement terms provided by financial institutions.

The investment of resources of Petróleos Mexicanos treasury in pesos and dollars are based on the following policies:

Peso Funds

Petróleos Mexicanos, for its financial transactions, is bound to the observance and compliance with applicable regulations issued by the Federal Government. The Ministry of Finance provides guidelines to all Federal Government public-sector entities, for managing their funds stating that Petróleos Mexicanos may only invest in:

a) government securities;
b) financial transactions by the Federal Government.;
c) demand deposits at commercial banks. The balance must not exceed 10% of the balance of the available funds;
d) balances with the Treasury; and
e) shares of capital stock of investment companies, whose investment objective are government securities.

It is important to mention that reports holding government instruments can only be made with financial institutions that obtain at least the following credit scores from the rating agencies:

National Scale	Fitch	Standard and Poor's	Moody's
Long Term	AA(mex)	mxAA	Aa2.mx

Dollar Funds

Investments in dollars must meet PEMEX'S operating and strategic requirements, and must be previously approved by Banco de México. Nowadays, PEMEX's investments in dollars are limited to operating accounts, short-term investment funds and fixed-term deposits. PEMEX's investments made in dollars are managed by Banco de México.

Cash and cash equivalents currencies

Petróleos Mexicanos's cash and cash equivalents are primarily in pesos and dollars, since sale revenues are made in these currencies. At the same time, Petróleos Mexicanos makes payment of several expenses and debt in these currencies.

Relevant Capital investment

Significant capital investments that were committed at the end of last fiscal year, by their nature, are described in Section 3) c) "credit information relevant" of the Annual Report as of December 31, 2012.

Tax credits or debits

In February 2010, the Servicio de Administración Tributaria (Administrative Taxation Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Ordinary Hydrocarbon Duty. On September 20, 2010, the Administrative Taxation Service notified Pemex-Exploration and Production that it owed an additional approximately $4,575.2 million (including penalties and interest) in taxes as of August 2010 for the fiscal year ended December 31, 2006. On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court) which was admitted on February 14, 2011. On August 24, 2011, the Administrative Taxation Service filed its response and a motion against the expert's evidence offered by Pemex-Exploration and Production. On August 30, 2011 an appeal was filed by Pemex-Exploration and Production against this motion. On September 6, 2011 the expert appointed by Pemex-Exploration and Production accepted his designation. By an agreement on August 1, 2012, notified on September 25, 2012, the Third Metropolitan Regional Court, due to the nature of the issue, the Superior Court of the Federal Tribunal of Fiscal and Administrative Justice is drawn to the case. In addition, on November 27, 2012, Pemex-Exploration and Production was given terms to extend the corresponding demand. As of January 18, 2013 Pemex-Refining is under terms to extend the corresponding demand.

In February 2010, the Administrative Taxation Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions and the value added tax. On September 20, 2010, the Administrative Taxation Service notified Pemex-Refining that it owed an additional approximately $1,553.4 million (including penalties and interest) in taxes as of August 2010 for the fiscal year ended December 31, 2006. On November 30, 2010, Pemex-Refining filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court) which was admitted on February 14, 2011. On August 24, 2011, the Administrative Taxation Service filed its response and a motion against the expert´s evidence offered by Pemex-Refining. On August 30, 2011 an appeal was filed by Pemex-Refining against this motion. On September 6, 2011 the expert appointed by Pemex-Refining accepted his designation. On October 12, 2011, the Court was requested to require the defendant the release of the complete administrative file, including the means of conviction submitted during the revision procedures. By an agreement on August 1, 2012, notified on September 25, 2012, the Third Metropolitan Regional Court, due to the nature of the issue, the Superior Court of the Federal Tribunal of Fiscal and Administrative Justice is drawn to the case. In addition, on November 27, 2012, Pemex-Refining was given terms to extend the corresponding demand. As of January 18, 2013 Pemex-Refining filed a motion of the terms to extend the corresponding demand. On January 18, 2013, Pemex-Refining presented a written expanding demand. On June 24, 2013, the following agreements were notified through a newsletter: a) the expanding demand request has been drawn, bearing expenses by the defendant, so that within the rule of law submits a response and b) the order under which the defendant's appeal against that which granted conclusion for the expanding demand is precluded. Awaiting response from corresponding authorities.

INTERNAL CONTROL

Petróleos Mexicanos management is responsible for establishing and maintaining an adequate internal control system for financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial statement information. The system of internal control over financial reporting includes those policies and procedures for:

(I) Make sure that the records reasonably consider necessary details, that these are accurate and complete, and reflect the transactions and movements of PEMEX's assets;

(Ii) Provide reasonable assurance that all transactions have been registered for the preparation of the financial statements and that PEMEX's expenses are made only in accordance with authorizations of the management and authorized staff given the right to by subsidiaries or entities concerned; and

(Iii) To provide management staff a reasonable assurance regarding prevention and early detection of any acquisition, disposal or use of unauthorized assets that could affect PEMEX's financial statements.

(Iiii) For the proper performance of their duties, the Board of Directors of Petróleos Mexicanos counts with the Audit and Performance Evaluation Committee, that has within its powers, to establish a risk management system that can affect the situation and financial operations of Petróleos Mexicanos, and regularly report to the Council on follow-up. In addition, the Audit and Performance Evaluation Committee should inform the Board of Directors the status of the internal control system and propose their amendments.

(Iiv) In order to perform their functions, the Audit and Performance Evaluation verifies compliance with the goals, objectives, plans and programs of Petróleos Mexicanos, including the timing, terms and conditions of the commitments adopted, as well as the performance indicators; verifies and certifies the reasonableness and adequacy of accounting and financial reporting, and supervises the processes to design, integrate and disseminate the financial and accounting information, besides the audits to be conducted.

(Figures stated in thousands, except as noted)

NOTE 1—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United Mexican States ("Mexico") were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized public entities of the Federal Government of Mexico (the "Mexican Government") and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and its Subsidiary Entities (as defined below) are regulated mainly by the *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the "Regulatory Law"), and the *Ley de Petróleos Mexicanos* (Petróleos Mexicanos Law) and the *Reglamento de la Ley de Petróleos Mexicanos* (Regulations to the Petróleos Mexicanos Law), which establishes the Mexican Government will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities.

The Petróleos Mexicanos Law establishes that the four Subsidiary Entities will continue carrying out their activities in accordance with their objectives, fulfilling the commitments they have already assumed in Mexico and abroad.

On March 21, 2012, the President of Mexico issued the *Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos* (Decree to establish the structure, operation and control of the subsidiary entities of Petróleos Mexicanos, or the "Subsidiary Entities Decree").

Under the Subsidiary Entities Decree:

- Petróleos Mexicanos continues to have the authority to direct the central planning and strategic management of the Subsidiary Entities in accordance with the Petróleos Mexicanos Law, and to provide general corporate services of an administrative and technical nature, as requested by the Subsidiary Entities;

- the Subsidiary Entities continue to undertake all activities related to technical and industrial operations that are strictly productive and commercial in nature, in accordance with their purpose;

- the organization continues to allocate the duties to each Subsidiary Entity in accordance with the rationale of distributing core activities of a productive character as referred to in the Petróleos Mexicanos Law;

- the activities related to petrochemical products, as opposed to basic petrochemicals, must be undertaken by the Subsidiary Entities, and such products will continue to be manufactured by Pemex- Petrochemicals (as defined below), notwithstanding undertakings by the private sector; and

- the activities, operations or services required by the Subsidiary Entities for carrying out their respective objectives may be undertaken by companies owned by Petróleos Mexicanos, the Subsidiary Entities or both. With respect to any activities not reserved exclusively for the State, the Subsidiary Entities may enter into alliances or partnerships with third parties.

The Subsidiary Entities are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names and are grouped into the fields coordinated by the Secretary of Energy. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

- Pemex-Exploración y Producción ("Pemex-Exploration and Production");
- Pemex-Refinación ("Pemex-Refining");
- Pemex-Gas y Petroquímica Básica ("Pemex-Gas and Basic Petrochemicals"); and
- Pemex-Petroquímica ("Pemex-Petrochemicals").

The principal objectives of the Subsidiary Entities are as follows:

I. Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II. Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III. Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas and artificial gas, derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products;

(Figures stated in thousands, except as noted)

additionally, this entity stores, transports, distributes and markets basic petrochemicals; and

IV. Pemex-Petrochemicals processes industrial petrochemicals other than basic petrochemicals and stores, distributes and markets secondary petrochemicals.

For purposes of these unaudited condensed consolidated interim financial statements, any capitalized name or term that is not defined herein will have the meaning attributed to it in the Regulatory Law or in the Petróleos Mexicanos Law.

In addition, on September 4, 2009, the Board of Directors of Petróleos Mexicanos (the "Board") approved the *Estatuto Orgánico* (Organic Statute) of Petróleos Mexicanos, which became effective on September 25, 2009 and has since been modified on August 9, 2010, August 2, 2011, February 23, 2012 and March 27, 2013. On March 28, 2013, the Organic Statutes of each Subsidiary Entity was published in the Official Gazette of the Federation. These Organic Statutes establish the structure, organizational basis and functions of the administrative units of Petróleos Mexicanos and of each of the Subsidiary Entities, and also delineate the duties and internal regulations of their respective Boards of Directors.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities, whereas the Subsidiary Companies are companies that have been formed in accordance with the applicable laws of each of the respective jurisdictions in which they have been incorporated, and are managed as private corporations.

"Non-consolidated companies and associates", as used herein, means (i) those subsidiary companies which are not Subsidiary Entities or Subsidiary Companies and (ii) those companies in which Petróleos Mexicanos does not have effective control (see Note 3(a)).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as "PEMEX".

PEMEX's address and its principal place of business is:

Av. Marina Nacional No. 329
Col. Petróleos Mexicanos
Delegación Miguel Hidalgo
México, D.F. 11311
México

(Figures stated in thousands, except as noted)

NOTE 2—BASIS OF PREPARATION:

(a) Statement of compliance

In January 2009, the *Comisión Nacional Bancaria y de Valores* (National Banking and Securities Commission, or "CNBV") amended its regulations in order to require Mexican issuers that disclose information through the *Bolsa Mexicana de Valores* (Mexican Stock Exchange), to adopt International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") beginning in 2012. In response to these requirements, PEMEX prepared its unaudited condensed consolidated interim financial statements as of and for the periods ended June 30, 2013 and 2012, in accordance with IAS 34 "Interim Financial Reporting".

These unaudited condensed consolidated interim financial statements do not include all the information and disclosure required for full annual consolidated financial statements and should be read in conjunction with PEMEX's audited consolidated financial statements as of and for the year ended December 31, 2012. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

The accounting policies used in the preparation of these unaudited condensed consolidated interim financial statements under IFRS are consistent with those used in the preparation of PEMEX's audited consolidated financial statements as of and for the year ended December 31, 2012.

(b) Authorization

On July 24, 2013, these unaudited condensed consolidated interim financial statements under IFRS and the notes thereto were authorized for issuance by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting, Fiscal and Financial Control and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

(c) Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model or deemed cost basis. The principal items measured at fair value are derivative financial instruments; the principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

(d) Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX's functional currency and presentation currency. All financial information has been rounded to the nearest thousand unless otherwise indicated. These unaudited condensed consolidated interim financial statements are presented in Mexican pesos due to the following:

(i) the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

(ii) PEMEX is an entity owned and regulated by the Mexican Government; accordingly, PEMEX's budget is subject to legislative approval and is included in the Mexican annual budget, which is published in pesos;

(iii) benefits to employees are approximately 56% of PEMEX's total liabilities. The reserve maintained to meet these obligations is computed, denominated and payable in Mexican pesos; and

(iv) cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the prices of several products are based on international U.S. dollar-indices, domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and recorded in Mexican pesos.

Mexico's monetary policy regulator, the *Banco de México* (the Mexican central bank), requires that Government entities other than financial entities sell their foreign currency to the *Banco de México* in accordance with its terms, receiving Mexican pesos in exchange, which is the legal currency in Mexico.

(e) Use of estimates

The preparation of these unaudited condensed consolidated interim financial statements requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income and expenses during the period.

Significant estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

Actual results could differ from those estimates and assumptions.

(f) Terms definition

References in these unaudited condensed consolidated interim financial statements and the related notes to "pesos" or "Ps." refers to Mexican pesos, "U.S. dollars" or "U.S. $" refers to dollars of the United States of America, "yen" or "¥" refers to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom, "Swiss francs" or "CHF" refers to the legal currency of the Swiss Confederation, "Canadian dollars" or "CAD" refers to the legal currency of Canada and "Australian dollars" or "AUD" refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

Below is a summary of the significant accounting policies followed by PEMEX in the preparation of its unaudited condensed consolidated interim financial statements:

(a) Consolidation

The unaudited condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are those controlled by PEMEX. Control exists when PEMEX has the power to govern the financial and operating policies of an entity in order to obtain benefits from its activities. The Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

The consolidated Subsidiary Entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM")(i); P.M.I. Trading, Ltd. ("PMI Trading")(i); P.M.I. Holdings North America, Inc. ("PMI HNA")(i); P.M.I. Holdings Petróleos España, S.L. ("PMI HPE")(i); P.M.I. Holdings, B.V. ("PMI HBV")(i); P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA")(i); Kot Insurance Company, AG ("KOT"); Pemex Procurement International, Inc. ("PPI")(ii); P.M.I. Marine, Ltd. ("PMI Mar")(i); P.M.I. Services, B.V. ("PMI SHO")(i); Pemex Internacional España, S.A. ("PMI SES")(i); Pemex Services Europe, Ltd. ("PMI SUK")(i); P.M.I. Services North America, Inc. ("PMI SUS")(i); Mex Gas International, Ltd. ("MGAS"); and Pemex Finance, Ltd. ("FIN").

(i) Member company of the "PMI Group".
(ii) Formerly Integrated Trade Systems, Inc. ("ITS")

The financial information of the Subsidiary Entities and Subsidiary Companies has been prepared based on the same period of PEMEX's financial statements applying the same accounting policies.

Investments in associates and joint ventures

Investments in associates are those in which PEMEX has significant influence but not the power to control financial and operational decisions. It is assumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint ventures are those arrangements whereby two or more parties undertake an economic activity that is subject to joint control.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. The investment cost includes transaction costs.

The unaudited condensed consolidated interim financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX's share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX's investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and joint ventures.

Eliminated transactions in consolidation

All significant intercompany balances and transactions have been eliminated in the preparation of the unaudited condensed consolidated interim financial statements pursuant to IFRS 10, "Consolidated Financial Statements" ("IFRS 10").

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Other investments

Investments in shares where PEMEX does not have control, joint control or significant influence are carried at fair value, unless there is not a quoted price in an active market and the fair value cannot be measured reliably, in which case they are carried at cost. The dividends of these companies are recognized as revenue when they are declared.

Non-controlling interests

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented as "non-controlling interests" in the condensed consolidated interim statements of financial position and the condensed consolidated interim statements of changes in equity, and as net income and comprehensive income for the period, attributable to non-controlling interests, in the condensed consolidated interim statement of comprehensive income.

(b) Foreign currency

Transactions in foreign currency

In accordance with IAS 21, "The Effects of Changes in Foreign Exchange Rates" ("IAS 21"), transactions denominated in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions.

Translation of foreign currency

A foreign currency transaction shall be translated into a different reporting currency using the following procedures: (i) assets and liabilities for each statement of financial position presented shall be translated at the closing rate at the date of that statement of financial position; (ii) equity items, income and expenses for each statement of comprehensive income or separate income statement presented shall be translated at exchange rates at the relevant date of such transaction; and (iii) all resulting exchange differences shall be recognized in other comprehensive result.

Exchange differences arising from the settlement of monetary items or from translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive result, any exchange component of that gain or loss is recognized in other comprehensive result. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss.

(c) Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available for sale financial assets; (iv) loans and receivables held to maturity; or (v) derivative financial instruments. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX's financial instruments include cash and short-term deposits, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as derivatives.

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX's documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in profit or loss as incurred. Finally, changes in fair value, including those due to dividend income, are recorded in the statement of comprehensive income.

Held-to-maturity financial instruments

Financial instruments that are intended to be and are capable of being held to maturity are classified as held to-maturity. Held-to-maturity financial instruments are recognized initially at fair value in addition to any directly attributable transaction costs. Subsequent to their initial recognition, held-to-maturity financial instruments are measured at amortized cost using the Effective Interest Rate method ("EIR method"), less any impairment losses.

Any sale or reclassification of a significant amount of held-to-maturity investments with long maturities would result in the reclassification of all held-to-maturity investments as available-for-sale, and would prevent PEMEX from classifying investment securities as held-to-maturity for the current financial year.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial instruments that are designated as available for-sale or are not classified in any of the previous categories. PEMEX's investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, different than the impairment losses and foreign exchange differences are recognized in other comprehensive result and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables held to maturity

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the EIR method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of finance cost—net in the statement of comprehensive income.

Derivative financial instruments

Derivative financial instruments ("DFIs") presented in the unaudited condensed consolidated statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives found in its contracts, including, among others, its procurement contracts, construction contracts and other commitments. Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

(d) Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, demand deposits, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX's short-term commitments.

With respect to the statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Cash subject to restrictions that cannot be exchanged or used to settle a liability within twelve months is not considered part of this line item and is presented in non-current assets.

(e) Accounts, notes receivable and other

Accounts receivable are recognized at realizable value, net of allowance for doubtful accounts. The realizable value, if any, of a long-term account receivable is determined by considering its present value. In addition, interest income from accounts receivable is recognized on an accrued basis, provided that the amount can be reliably measured and collection is probable.

(f) Inventories and cost of sales

PEMEX's inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory, using the average cost formula. PEMEX includes fixed and indirect costs of production in the calculation of production cost. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs.

Cost of sales represents the cost of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the period.

Advances to suppliers are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

(g) Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, "Exploration for and Evaluation of Mineral Resources" ("IFRS 6"), in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable and can therefore be capitalized as fixed assets. Otherwise, such costs are recognized as drilling expenses. Other exploration expenditures are recognized as drilling expenses as they are incurred.

Items of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells, in accordance with IAS 16, "Property, Plant and Equipment" ("IAS 16").

The cost of finance projects that require large investments or financing incurred for specific projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other finance costs are recognized in the statement of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes interest on financing, the cost of materials and direct labor as well as any other costs directly attributable to the commissioning. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, the costs are transferred to the respective component of wells, pipelines, plant and equipment and depreciation or amortization begins.

The costs of major maintenance, general repairs or replacement of a component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of the day-to-day servicing of wells, pipelines, properties, plant and equipment are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells is determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

Depreciation of other elements of wells, pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

(Figures stated in thousands, except as noted)

The value of property subject to finance leases is included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of properties, plant and equipment are also recognized in the line item as wells, pipelines, properties, plants and equipment.

The costs of minor maintenance and repairs of a component of an item of properties, plant and equipment are recognized in the statement of comprehensive income as they are incurred.

The estimated useful lives and annual rates of depreciation of significant items of wells, pipelines, properties, plant and equipment are as follows:

Asset	Useful life (years)	Rate %
Buildings	35	3
Pipelines	35	3
Offshore transportation equipment	25	4
Offshore Platforms	25	4
Plants	25	4
Drilling equipment	20	5
Furniture and equipment	10	10
Machinery	10	10
Tools	10	10
Devices and instruments	10	10
Telecommunications equipment	10	10
Land transportation equipment	5	20
Medical instruments and equipment	4	25
Computers equipment	4	25
Environmental control equipment	4	25

(h) Crude oil and natural gas reserves

Under the Mexican Constitution and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law, Pemex-Exploration and Production has the exclusive right to extract these reserves and to sell the resulting production, but the reserves are not registered for accounting purposes since they are not owned by PEMEX. Pemex-Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended ("Rule 4-10(a)"), and where necessary, in accordance with the *Standards Pertaining to the Estimating and*

Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the "SPE") as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

(i) Impairment of non-financial assets

The carrying amounts of PEMEX's non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income.

The recoverable amount is defined as the higher of the fair value minus the cost of sales and the use value. Value in use is the discounted present value of the future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit if such participants were acting in their best economic interest.

A cash-generating unit is the smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets. In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, for the risk factor associated with such reserves.

Impairment losses are recognized in the statement of comprehensive income. If an impairment loss subsequently improves, and such improvement is greater than the carrying value of the asset and appears to be permanent, the impairment loss recorded previously is reversed only up to the amount of the previously recognized impairment loss.

(j) Intangible assets

Intangible assets acquired separately are measured at the time the initial cost of acquisition is recognized. After the initial recognition, intangible assets are measured at their acquisition cost, less (i) accumulated amortization, measured using the straight-line method during the estimated useful life of the intangible asset and (ii) accumulated impairment.

Rights-of-way and easements are amortized over the contract period or over the remaining life of the fixed asset or property to which they pertain, whichever is lower.

(k) Leases

The determination of whether an agreement is or contains a lease is based on the content of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The finance costs are recognized in the statement of comprehensive income.

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments that do transfer to PEMEX substantially all the risks and benefits of ownership are instead capitalized and treated as under the paragraph above.

(l) Provisions

PEMEX recognizes provisions where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of an asset is probable and the amount of such transfer is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of properties, plant, equipment and their components, but excluding those related to the retirement of wells, are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indeterminate useful life due to the potential for maintenance and repairs, and, accordingly, PEMEX lacks sufficient information to reasonably determine the date on which they will be dismantled.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and dismantlement for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

(m) Employee benefits

PEMEX operates a defined benefit pension plan under which it makes contributions to a fund that is administrated separately. PEMEX recognizes the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive result for the period in which they occur.

The costs of prior services are recognized within profit or loss for the period in which they are incurred.

PEMEX's net obligation with respect to the defined benefit plan equals the present value of the defined benefit obligation less the fair value of plan assets. The value of any asset is limited to the present value of available reimbursements and reductions in future contributions to the plan.

In addition, seniority premiums payable for disability are recognized within other long-term employee benefits. Any actuarial gains and losses are recognized in profit or loss for the period.

Termination benefits are recognized in profit or loss for the period in which they are incurred.

(n) Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production and revenues from oil, gas and refined products.

The special tax laws to which PEMEX is subject are as follows:

- *Derecho ordinario sobre hidrocarburos* (Ordinary Hydrocarbons Duty, or "DOSH")
- *Derecho sobre hidrocarburos para el fondo de estabilización* (Hydrocarbons Duty for the Stabilization Fund)
- *Derecho extraordinario sobre la exportación de petróleo crudo* (Extraordinary Duty on Crude Oil Exports)
- *Derecho para la investigación científica y tecnológica en materia de energía* (Duty for Scientific and Technological Research on Energy)
- *Derecho para la fiscalización petrolera* (Duty for Oil Monitoring)
- *Derecho sobre la extracción de hidrocarburos* (Extraction of Hydrocarbons Duty)
- *Derecho especial sobre hidrocarburos* (Special Hydrocarbons Duty)
- *Derecho adicional sobre hidrocarburos* (Additional Duty on Hydrocarbons)
- *Derecho para regular y supervisar la exploración y explotación de hidrocarburos* (Duty to regulate and supervise the exploration and exploitation of hydrocarbons, or "Hydrocarbons Exploration Tax")
- *Impuesto a los rendimientos petroleros* (Hydrocarbon Income Tax, or "IRP")

Petróleos Mexicanos and the Subsidiary Entities are not subject to the *Ley del Impuesto Sobre la Renta* (Income Tax Law) or the *Ley del Impuesto Empresarial a Tasa Única* (Flat Rate Business Tax, or "IETU").

Special Tax on Production and Services ("IEPS Tax")

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the IRP and income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these unaudited condensed consolidated interim financial statements.

(o) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(p) Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point and PEMEX records sales revenue upon delivery.

PEMEX recognizes revenues for services at the time that the related services are rendered.

(q) Presentation of consolidated statements of comprehensive income

The costs and expenses shown in PEMEX's consolidated statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX's operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Cost of sales

Cost of sales represents the cost of inventories at the time of sale. Cost of sales includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Transportation, distribution and administrative expenses

Transportation, distribution and administrative expenses are costs in connection to the storage and delivery of products, as well as costs related to PEMEX's administrative personnel, such as depreciation, personnel related expenses and operating expenses associated with these activities.

Other revenues, net

Other revenues consists primarily of income received due to the "negative" IEPS Tax rate.

Finance cost, net

Finance cost is comprised of interest income and expenses and the valuation effects of financial instruments, minus any portion of the finance cost that is capitalized.

(r) Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to principal management on a segmented basis and is assessed by PEMEX's management in order to allocate resources and assess the profitability of the segments.

(s) New accounting pronouncements

The new IFRS and the interpretations and revisions described below apply to annual periods beginning on or after January 1, 2013.

IFRS 10, Consolidated Financial Statements

IFRS 10 defines the principle of control, establishes control as the basis for consolidation and sets outs the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes both IAS 27, "Consolidated and Separate

(Figures stated in thousands, except as noted)

Financial Statements" ("IAS 27") and SIC-12, "Consolidation—Special Purpose Entities". The adoption of IFRS 10 did not have any effect on PEMEX's financial statements.

IAS 27 (Revised), Separate Financial Statements ("IAS 27 Revised")

IAS 27 Revised supersedes IAS 27, and is now limited to only setting the standards to be applied in accounting for investments in subsidiaries, joint ventures, associates and structured entities within separate (non-consolidated) financial statements. The general requirements for the aforementioned entities remain substantially unchanged under IAS 27 Revised. The adoption of IAS 27 (Revised) did not have any effect on PEMEX's financial statements.

IFRS 11, Joint Arrangements ("IFRS 11")

IFRS 11, which supersedes IAS 31, "Joint Ventures", outlines the accounting practices for entities that agree to jointly control an arrangement. Arrangements subject to joint control are classified as either a joint operation or a joint venture. IFRS 11 sets forth that investments in joint ventures should be recognized using the equity method and no longer allows for the application of the proportionate consolidation method. The adoption of IFRS 11 did not have any effect on PEMEX's financial statements.

IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12")

IFRS 12 establishes the disclosure requirements relating to investments in subsidiaries, joint ventures, associates and/or unconsolidated structured entities. The adoption of IFRS 12 did not have any effect on PEMEX's financial statements.

IFRS 13, Fair Value Measurement ("IFRS 13")

IFRS 13 defines fair value, establishes a framework for measurement and requires disclosure about fair value measurements. However, it does not set forth additional requirements or prohibitions on the use of fair value. The adoption of IFRS 13 did not have any effect on PEMEX's financial statements.

(t) Accounting Changes

Accounting changes resulting from the IFRS adoption that were reported previously at June 30, 2012 relating to the Unaudited condensed consolidated interim statement of comprehensive (loss) income unaudited statement was modified. The effects are shown as follows:

(Figures stated in thousands, except as noted)

	Previously reported amounts for the period ended June 30, 2012	Adjustment	Adjusted amounts for the period ended June 30, 2012
Net sales	Ps. 817,391,045	Ps. -	Ps.817,391,045
Cost of sales	395,449,960	2,347,150	397,797,110
Gross income	421,941,085	(2,347,150)	419,593,935
General expenses	56,010,066	(1,068,632)	54,941,434
Profit before other income (expenses)	365,931,019	(1,278,518)	364,652,501
Other income (expenses)-net	117,059,008	(47,316)	117,011,692
Operating income	482,990,027	(1,325,834)	481,664,193
Finance cost - net	(9,789,023)	(1,638)	(9,790,661)
Profit (loss) sharing in non-consolidated companies, associates and others	26,357	10,873	37,230
Income before taxes, duties and others	473,227,361	(1,316,599)	471,910,762
Income tax	465,263,728	(170,594)	465,093,134
Net income (loss) for the period	Ps. 7,963,633	Ps. (1,146,005)	Ps. 6,817,628

NOTE 4—SEGMENT FINANCIAL INFORMATION:

PEMEX's primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through six business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, Pemex-Petrochemicals, the Trading Companies (as defined below) and Corporate and Other Subsidiary Companies. Management makes decisions related to the operations of the consolidated business along these six strategic lines. Due to PEMEX's structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for the segments are as described below:

- Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from the export of crude oil through the Trading Companies (as defined below). Export sales are made through the PMI CIM to approximately 24 major customers in various foreign markets. Approximately half of PEMEX's crude oil is sold to Pemex-Refining and PMI Trading.

- Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining's sales are to third parties and occur within the domestic market. The entity sells a significant portion of its fuel oil production to the *Comisión Federal de Electricidad* (Federal Electricity Commission, or "CFE") and jet fuel to *Aeropuertos y Servicios Auxiliares* (the Airports and Auxiliary Services Agency). Pemex-Refining's most important products are different types of gasoline.

- Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

- Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals' revenues comes from methane derivatives, ethane derivatives and aromatics and derivatives.

- The trading companies, which consist of PMI NASA, PMI CIM, MGAS and PMI Trading (the "Trading Companies"), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

- The Corporate and Other Subsidiary Companies provide administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX's entities and companies.

The following tables present the unaudited condensed financial information of these segments, including unrealized intersegment gain (loss) and consolidation eliminations. These reporting segments are those which PEMEX's management evaluates in its analysis of PEMEX.

(Figures stated in thousands, except as noted)

As of / for the period ended June 30, 2013:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment Eliminations	Total
Sales								
Trade	Ps. —	Ps. 362,506,955	Ps. 68,851,818	Ps. 14,362,250	Ps. 338,929,105	Ps. —	Ps. —	Ps.784,650,128
Intersegment	626,409,234	36,634,458	35,293,888	6,297,883	192,259,960	28,376,237	(925,271,660)	—
Services income	—	1,904,700	864,694	—	484,566	2,185,512	(684,714)	4,754,758
Cost of sales	(148,910,515)	(493,654,401)	(96,395,730)	(21,499,296)	(523,317,512)	(1,536,795)	897,168,199	(388,146,050)
Gross income (loss)	477,498,719	(92,608,288)	8,614,670	(839,163)	8,356,119	29,024,954	(28,788,175)	401,258,836
Other revenues	7,067,700	56,220,924	317,319	210,996	275,535	(1,254,442)	(56,649)	62,781,383
General expenses	(22,581,271)	(31,407,982)	(7,126,744)	(7,191,564)	(827,304)	(24,966,563)	28,920,615	(65,180,813)
Operating income (loss)	461,985,148	(67,795,346)	1,805,245	(7,819,731)	7,804,350	2,803,949	75,791	398,859,406
Finance cost—Net	(8,136,468)	(13,087,190)	2,909,405	374,402	167,686	(5,737,279)	(77,222)	(23,586,666)
Exchange gain—Net	2,948,660	952,699	(46,408)	19,399	(13,167)	76,634	—	3,937,817
Profit (loss) sharing in non-consolidated companies, associates and others	82,507	—	314,982	—	(958,089)	(49,932,532)	50,385,638	(107,494)
Taxes and duties	(427,587,104)	—	(2,358,099)	(12,686)	(2,708,516)	178,381	—	(432,488,024)
Net income (loss)	29,292,743	(79,929,837)	2,625,125	(7,438,616)	4,292,264	(52,610,847)	50,384,207	(53,384,961)
Total current assets	593,641,075	267,990,607	110,516,992	77,538,213	93,664,864	513,351,629	(1,378,748,484)	277,954,896
Permanent investments in shares of non-consolidated companies, associates and others	1,064,827	409,266	3,815,732	—	6,780,658	330,331,964	(327,011,189)	15,391,258
Wells, pipelines, properties, plant and equipment	1,281,841,192	237,587,859	102,557,646	40,791,416	256,741	10,238,018	—	1,673,272,872
Total assets	1,891,948,304	507,428,757	217,380,023	118,756,465	107,097,991	1,519,771,464	(2,360,986,391)	2,001,396,613
Total current liabilities	183,203,816	379,977,785	27,173,357	8,369,442	67,262,276	934,964,974	(1,369,650,665)	231,300,985
Long-term debt	629,353,771	24,434,064	1,069,037	172,037	3,809,853	657,702,380	(648,924,735)	667,616,407
Employee benefits	425,089,660	442,186,194	99,380,742	131,080,273	1,365,437	228,762,985	—	1,327,865,291
Total liabilities	1,303,579,494	856,560,531	152,248,988	139,895,122	74,728,131	1,832,727,269	(2,033,983,325)	2,325,756,210
Total equity (Deficit)	588,368,810	(349,131,774)	65,131,035	(21,138,657)	32,369,860	(312,955,805)	(327,003,066)	(324,359,597)
Depreciation and amortization	(63,061,757)	(5,401,972)	(3,441,597)	(1,254,017)	(5,837)	(358,571)	—	(73,523,751)
Net cost for the period of employee benefits	(19,492,392)	(19,931,136)	(4,731,502)	(5,914,101)	(91,584)	(11,215,888)	—	(61,376,603)
Acquisition of fixed assets	84,564,800	9,781,600	2,203,141	1,446,000	—	206,900	—	98,202,441

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 02 YEAR: 2013
PETRÓLEOS MEXICANOS CONSOLIDATED
A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands, except as noted)

For the period ended June 30, 2012:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment Eliminations	Total
Sales								
Trade	Ps. —	Ps. 345,635,187	Ps. 56,051,441	Ps. 14,913,712	Ps. 397,296,330	Ps. —	Ps. —	Ps. 813,896,670
Intersegment	692,177,213	33,788,808	34,029,846	3,586,542	213,442,532	27,027,460	(1,004,052,401)	—
Services income	—	2,036,109	532,169	—	345,890	1,156,792	(576,585)	3,494,375
Cost of sales	(139,993,579)	(526,419,140)	(84,806,657)	(14,821,676)	(607,932,337)	(1,273,415)	977,449,694	(397,797,110)
Gross income (loss)	552,183,634	(144,959,036)	5,806,799	3,678,578	3,152,415	26,910,837	(27,179,292)	419,593,935
General expenses	(20,063,182)	(28,012,659)	(6,430,841)	(6,485,762)	(712,818)	(20,750,923)	27,514,751	(54,941,434)
Other revenues	134,005	116,784,214	3,548	90,590	232,338	3,870	(236,873)	117,011,692
Operating income (loss)	532,254,457	(56,187,481)	(620,494)	(2,716,594)	2,671,935	6,163,784	98,586	481,664,193
Finance cost—Net	(15,370,958)	(8,585,993)	1,341,846	(395,910)	499,811	(4,004,782)	(91,430)	(26,607,416)
Exchange gain—Net	13,175,851	1,164,233	187,438	6,130	(144,439)	2,427,542	—	16,816,755
Profit (loss) sharing in non-consolidated companies, associates and others	96,443	—	167,473	—	(220,314)	6,050,237	(6,056,609)	37,230
Taxes and duties	(464,347,511)	—	380,617	(7,814)	(1,062,465)	(55,961)	—	(465,093,134)
Net income (loss)	65,808,282	(63,609,241)	1,456,880	(3,114,188)	1,744,528	10,580,820	(6,049,453)	6,817,628
Depreciation and amortization	(58,256,383)	(4,960,082)	(3,873,889)	(1,362,150)	(2,847)	(381,548)	—	(68,836,899)
Net cost for the period of employee benefits	(15,052,014)	(15,099,618)	(3,485,728)	(4,425,537)	(47,893)	.(8,670,528)	—	(46,781,318)
Acquisition of fixed assets	76,207,674	7,861,507	1,043,300	993,100	—	1,408,400	—	87,513,981

Year ended December 31, 2012:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment Eliminations	Total
Total current assets	Ps. 558,119,361	Ps. 284,541,363	Ps. 98,911,204	Ps.78,807,571	Ps. 113,000,751	Ps. 486,513,401	Ps.(1,301,751,526)	Ps.318,142,125
Permanent investments in shares of non-consolidated companies, associates and others	982,320	409,266	3,751,219	—	7,527,734	382,969,842	(378,388,786)	17,251,595
Wells, pipelines, properties, plant and equipment	1,268,551,020	234,415,129	104,165,805	40,945,932	225,166	10,431,033	—	1,658,734,085
Total assets	1,836,007,172	520,567,164	207,224,542	120,216,927	127,859,809	1,549,109,628	(2,336,802,346)	2,024,182,896
Total current liabilities	167,466,913	330,225,909	23,617,986	6,478,390	87,534,727	913,204,611	(1,292,724,887)	235,803,649
Long-term debt	633,350,725	24,050,812	1,119,845	185,303	2,351,037	661,796,313	(650,236,440)	672,617,595
Employee benefits	412,306,417	429,583,865	96,139,228	127,012,099	1,347,909	222,151,241	—	1,288,540,759
Total liabilities	1,276,781,279	794,166,012	145,426,752	133,924,623	94,597,039	1,808,776,162	(1,958,423,121)	2,295,248,746
Total Equity (Deficit)	559,225,893	(273,598,848)	61,797,790	(13,707,696)	33,262,770	(259,666,534)	(378,379,225)	(271,065,850)

(Figures stated in thousands, except as noted)

PEMEX's management measures the performance of the entities based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the consolidated financial information. For certain of the items in these unaudited condensed consolidated interim financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX's operating segments, before intersegment eliminations:

As of / for the period ended June 30, 2013:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Sales:						
By segment	Ps. 626,437,697	Ps. 401,163,975	Ps. 104,927,302	Ps. 20,656,801	Ps. 532,109,312	Ps. 30,561,749
Less unrealized intersegment sales	(28,463)	(117,862)	83,098	3,332	(435,681)	—
Total consolidated sales	Ps. 626,409,234	Ps. 401,046,113	Ps. 105,010,400	Ps. 20,660,133	Ps. 531,673,631	Ps. 30,561,749
Operating income (loss):						
By segment	464,556,839	(60,517,733)	1,887,053	(7,222,195)	7,770,014	2,803,949
Less unrealized intersegment sales	(28,463)	(117,862)	83,098	3,332	(435,681)	—
Less unrealized gain due to production cost valuation of inventory	25,268	(7,159,751)	(164,906)	(600,868)	470,017	—
Less capitalized refined products	(2,627,987)	—	—	—	—	—
Less amortization of capitalized interest	59,491	—	—	—	—	—
Total consolidated operating income (loss)	Ps. 461,985,148	Ps. (67,795,346)	Ps. 1,805,245	Ps. (7,819,731)	Ps. 7,804,350	Ps. 2,803,949
Net income (loss):						
By segment	31,863,566	(72,652,224)	2,706,933	(6,841,080)	4,257,928	(42,117,404)
Less unrealized intersegment sales	(28,463)	(117,862)	83,098	3,332	(435,681)	—
Less unrealized gain due to production cost valuation of inventory	25,268	(7,159,751)	(164,906)	(600,868)	470,017	—
Less capitalized refined products	(2,627,987)	—	—	—	—	—
Less equity method for unrealized profits	868	—	—	—	—	(10,493,443)
Less amortization of capitalized interest	59,491	—	—	—	—	—
Total consolidated net income (loss)	Ps. 29,292,743	Ps. (79,929,837)	Ps. 2,625,125	Ps. (7,438,616)	Ps. 4,292,264	Ps. (52,610,847)
Assets:						
By segment	1,905,348,275	577,628,927	220,500,479	121,801,050	110,001,489	1,530,264,907
Less unrealized intersegment sales	—	(4,419,930)	(958,022)	(7,654)	(2,102,134)	—
Less unrealized gain due to production cost valuation of inventory	(14,827)	(65,780,240)	(2,162,434)	(3,036,931)	(801,364)	—
Less capitalized refined products	(10,827,912)	—	—	—	—	—
Less equity method for unrealized profits	868	—	—	—	—	(10,493,443)
Less amortization of capitalized interest	(2,558,100)	—	—	—	—	—
Total consolidated assets	Ps. 1,891,948,304	Ps. 507,428,757	Ps. 217,380,023	Ps. 118,756,465	Ps. 107,097,991	Ps. 1,519,771,464
Liabilities:						
By segment	1,303,579,494	856,560,531	152,248,988	139,895,122	76,830,265	1,832,727,269
Less unrealized gain due to production cost valuation of inventory	—	—	—	—	(2,102,134)	—

(Figures stated in thousands, except as noted)

Total consolidated liabilities	Ps. 1,303,579,494	Ps. 856,560,531	Ps. 152,248,988	Ps. 139,895,122	Ps. 74,728,131	Ps. 1,832,727,269

For the period ended June 30, 2012:	**Exploration and Production**	**Refining**	**Gas and Basic Petrochemicals**	**Petrochemicals**	**Trading Companies**	**Corporate and Other Subsidiary Companies**
Sales:						
By segment	Ps. 692,177,213	Ps. 379,118,380	Ps. 90,155,963	Ps. 18,522,078	Ps. 611,560,866	Ps. 28,184,252
Less unrealized intersegment sales	—	2,341,724	457,493	(21,824)	(476,114)	—
Total consolidated sales	Ps. 692,177,213	Ps. 381,460,105	Ps. 90,613,456	Ps. 18,500,254	Ps. 611,084,752	Ps. 28,184,252
Operating income (loss):						
By segment	534,312,966	(56,391,826)	(1,677,777)	(2,995,947)	3,098,853	6,163,784
Less unrealized intersegment sales	—	2,341,724	457,493	(21,824)	(476,114)	—
Less unrealized gain due to production cost valuation of inventory	(131)	(2,137,379)	599,790	301,177	49,196	—
Less capitalized refined products	(2,117,869)	—	—	—	—	—
Less amortization of capitalized interest	59,491	—	—	—	—	—
Total consolidated operating income (loss)	Ps. 532,254,457	Ps. (56,187,481)	Ps. (620,494)	Ps. (2,716,594)	Ps. 2,671,935	Ps. 6,163,784
Net income (loss):						
By segment	67,864,477	(63,813,586)	399,597	(3,393,541)	2,171,446	11,522,952
Less unrealized intersegment sales	—	2,341,724	457,493	(21,824)	(476,114)	—
Less unrealized gain due to production cost valuation of inventory	(131)	(2,137,379)	599,790	301,177	49,196	—
Less capitalized refined products	(2,117,869)	—	—	—	—	—
Less equity method for unrealized profits	2,314	—	—	—	—	(942,132)
Less amortization of capitalized interest	59,491	—	—	—	—	—
Total consolidated net income (loss)	Ps. 65,808,282	Ps. (63,609,241)	Ps. 1,456,880	Ps. (3,114,188)	Ps. 1,744,528	Ps. 10,580,820

Year ended December 31, 2012:	**Exploration and Production**	**Refining**	**Gas and Basic Petrochemicals**	**Petrochemicals**	**Trading Companies**	**Corporate and Other Subsidiary Companies**
Assets:						
By segment	1,846,831,001	583,489,721	210,263,190	122,663,976	130,797,643	1,543,192,334
Less unrealized intersegment sales	—	(4,419,930)	(958,022)	(7,654)	(2,102,134)	—
Less unrealized gain due to production cost valuation of inventory	(11,633)	(58,502,627)	(2,080,626)	(2,439,395)	(835,700)	—
Less capitalized refined products	(8,199,925)	—	—	—	—	—
Less equity method for unrealized profits	5,319	—	—	—	—	5,917,294
Less amortization of capitalized interest	(2,617,590)	—	—	—	—	—
Total consolidated assets	Ps. 1,836,007,172	Ps. 520,567,164	Ps. 207,224,542	Ps. 120,216,927	Ps. 127,859,809	Ps. 1,549,109,628
Liabilities:						
By segment	1,276,781,279	794,166,012	145,426,752	133,924,623	96,699,173	1,808,776,162
Less unrealized gain due to production cost valuation of inventory	—	—	—	—	(2,102,134)	—
Total consolidated liabilities	Ps. 1,276,781,279	Ps. 794,166,012	Ps. 145,426,752	Ps. 133,924,623	Ps. 94,597,039	Ps. 1,808,776,162

(Figures stated in thousands, except as noted)

NOTE 5—CASH AND CASH EQUIVALENTS:

As of June 30, 2013 and December 31, 2012, cash and cash equivalents were as follows:

	June 30, 2013	December 31, 2012
Cash on hand and in banks	**Ps. 52,764,775**	Ps. 76,201,010
Marketable securities	**53,984,981**	43,033,881
	Ps. 106,749,756	Ps. 119,234,891

NOTE 6—ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of June 30, 2013 and December 31, 2012, accounts, notes receivable and other receivables were as follows:

	June 30, 2013	December 31, 2012
Export costumers	**Ps. 38,783,646**	Ps. 40,717,458
Domestic customers	**53,448,361**	53,355,711
Negative IEPS Tax pending to be credited	**4,622,381**	11,833,727
Tax credits	**13,437,038**	13,420,166
Sundry debtors	**4,513,717**	5,652,405
Employee and officers	**4,811,280**	4,773,466
Insurance claims	**1,349,140**	1,440,337
Advances to suppliers	**2,294,722**	1,801,231
Other	**14,468**	15,010
	Ps. 123,274,753	Ps. 133,009,511

NOTE 7—INVENTORIES:

As of June 30, 2013 and December 31 2012, inventories were as follows:

	June 30, 2013	December 31, 2012
Crude oil, refined products, derivatives and petrochemicals products	**Ps. 38,828,446**	Ps. 51,058,073
Materials and products in stock	**4,827,110**	5,755,367
Materials and products in transit	**7,956**	34,130
	Ps. 43,663,512	Ps. 56,847,570

(Figures stated in thousands, except as noted)

NOTE 8—AVAILABLE-FOR-SALE FINANCIAL ASSETS:

In 2011, PMI HBV acquired 57,204,240 shares of Repsol, S.A. (formerly known as Repsol YPF, S.A., "Repsol") at a cost of Ps. 20,783,820, which represented approximately 4.69% of Repsol's share capital. In addition to its direct legal and beneficial ownership of these shares, since 2008, PEMEX has entered into and renewed equity swaps with financial institutions pursuant to which PEMEX has obtained the economic and voting rights to an additional 58,679,799 Repsol shares, or approximately 4.80% of Repsol's share capital. PEMEX's direct holdings of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, increased PEMEX's overall voting and economic rights in Repsol to 9.49%. In addition, PEMEX holds one Repsol share through PMI-SES.

On June 19, 2012, Repsol approved a dividend program under which Repsol shareholders had the option to receive their pro rata portion of the dividend declared at the annual meeting in the form of either (i) new shares of Repsol or (ii) cash. On July 5, 2012, PMI HBV opted to receive its dividend in the form of 2,600,191 new Repsol shares, thereby increasing the total number of Repsol shares that it owned to 59,804,431.

As of June 30, 2013 and December 31, 2012, the investments in 59,804,431 shares of Repsol were valued at Ps. 15,533,594 and Ps. 15,771,202, respectively. The effect of the valuation of the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a gain of Ps. 588,651 at June 30, 2013 and a loss of Ps. 10,125,912 at December 31, 2012. In addition, PEMEX recorded dividend payments received from Repsol of Ps. 685,704 in the statements of comprehensive income at December 31, 2012.

In 2012, PMI NASA received 77 shares of LyondellBasell Industries N.V. ("LyondellBasell"), which were valued at Ps. 18, in lieu of the payment of a debt owed by LyondellBasell. As of both June 30, 2013 and December 31, 2012, the market value of the LyondellBasell shares was Ps. 57.

(Figures stated in thousands, except as noted)

NOTE 9—PERMANENT INVESTMENTS IN SHARES OF NON-CONSOLIDATED COMPANIES, ASSOCIATES AND OTHERS:

The permanent investments in shares of non-consolidated companies, associates and others as of June 30, 2013 and December 31, 2012, were as follows:

	Percentage of Investment	June 30, 2013	December 31, 2012
Deer Park Refining Limited	50.00%	**Ps. 6,373,492**	Ps. 7,337,384
Gasoductos de Chihuahua, S. de R.L. de C.V.	50.00%	**3,587,993**	3,530,632
Instalaciones Inmobiliarias para Industrias, S. A. de C. V.	100%	**1,415,061**	1,424,309
Compañía Mexicana de Exploraciones, S.A. de C.V.	60.00%	**1,022,170**	936,689
Frontera Brownsville, LLC	50.00%	**522,376**	535,653
Mexicana de Lubricantes, S. A. de C.V.	46.85%	**409,266**	509,265
Other—Net	Various	**2,060,900**	2,977,663
		Ps. 15,391,258	Ps. 17,251,595

Profit (loss) sharing in non-consolidated companies, associates and others:

	June 30, 2013	June 30, 2012
Deer Park Refining Limited	**Ps. (957,534)**	Ps. (229,589)
Gasoductos de Chihuahua, S. de R.L. de C.V.	**254,931**	206,897
Other—Net	**595,109**	59,922
	Ps. (107,494)	Ps. 37,230

(Figures stated in thousands, except as noted)

NOTE 10— WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT:

As of June 30, 2013 and December 31, 2012, the components of wells, pipelines, properties, plant and equipment were as follows:

		Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore equipment platforms	Furniture and equipment	Transportation equipment	Construction in progress	Land	Unproductive fixed assets	Assets in process of acquisition	Total fixed assets
INVESMENT														
Balances as of December 31, 2012	Ps.	709,748,214	42,367,106	547,236,619	1,007,455,697	53,439,009	319,638,242	49,788,285	20,590,693	105,303,276	41,583,171	11,148,414	27,633	2,908,326,359
Acquisitions		10,602,745	559,980	984,269	26,781,957	437,000	1,914,814	1,195,152	1,861,552	53,785,873	78,112	987	-	98,202,441
Capitalization and reclassifications		3,231,972	(428,366)	2,186,086	21,459,595	606,370	1,115,273	(1,084,063)	(81,520)	(27,933,188)	(23,662)	143,032	(27,633)	(836,103)
Disposals		(3,260,908)	-	(88,181)	-	(362,911)	(59,653)	(340,239)	(393,081)	(8,839,365)	(28,677)	(583,656)	-	(13,956,672)
Balances as of June 30, 2013	Ps.	720,322,024	42,498,720	550,318,793	1,055,697,250	54,119,468	322,608,677	49,559,134	21,977,644	122,316,596	41,608,944	10,708,776	-	2,991,736,025
ACCUMULATED DEPRECIATION AND AMORTIZATION														
Balances as of December 31, 2012	Ps.	(284,287,710)	(23,066,280)	(202,092,704)	(559,752,873)	(33,723,880)	(95,137,552)	(32,563,194)	(12,334,674)	-	-	(6,633,408)	-	(1,249,592,275)
Acquisitions		(18,567,322)	(1,248,654)	(7,756,311)	(35,800,177)	(589,895)	(7,324,409)	(1,603,582)	(633,400)	-	-	-	-	(73,523,751)
Reclassifications		(233,308)	345,076	454,225	-	(20,589)	-	570,588	88,294	-	-	-		1,204,287
Disposals		2,081,118	-	74,577	-	353,260	-	140,551	391,636	-	-	407,444	-	3,448,586
Balances as of June 30, 2013	Ps.	(301,007,222)	(23,969,858)	(209,320,213)	(595,553,050)	(33,981,104)	(102,461,961)	(33,455,637)	(12,488,143)	-	-	(6,225,964)	-	(1,318,463,153)
Net wells, pipelines, properties, plant and equipment as of December 31, 2012	Ps.	**425,460,504**	**19,300,826**	**345,143,915**	**447,702,824**	**19,715,130**	**224,500,690**	**17,225,091**	**8,256,020**	**105,303,276**	**41,583,171**	**4,515,006**	**27,633**	**1,658,734,085**
Net wells, pipelines, properties, plant and equipment as of June 30, 2013	Ps.	**419,314,802**	**18,528,862**	**340,998,580**	**460,144,199**	**20,138,363**	**220,146,716**	**16,103,497**	**9,489,501**	**122,316,596**	**41,608,944**	**4,482,812**	-	**1,673,272,872**

(Figures stated in thousands, except as noted)

NOTE 11—OTHER ASSETS:

As of June 30, 2013 and December 31, 2012, the balance of other assets was as follows:

	June 30, 2013	**December 31, 2012**
Wells unassigned to a reserve	**Ps. 11,284,988**	Ps. 5,306,333
Payments in advance	**3,552,458**	3,290,756
Intangible assets	**1,670,819**	1,536,101
Long term documents receivable	**1,049,402**	1,307,123
Other	**832,270**	907,522
	Ps. 18,389,937	Ps. 12,347,835

NOTE 12—DEBT:

The Board approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Regulations to the Petróleos Mexicanos Law. These terms and conditions are promulgated in conformity with the guidelines approved by the *Secretaría de Hacienda y Crédito Público* (Ministry of Finance and Public Credit, or the "SHCP") for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to June 30, 2013, PEMEX participated in the following financing activities:

- On January 22, 2013, the SHCP authorized the increase of the Petróleos Mexicanos' Medium-Term Notes Program from U.S. $22,000,000 to U.S. $32,000,000.

- On January 30, Petróleos Mexicanos issued U.S. $2,100,000 of its 3.500% Notes due 2023 under Petróleos Mexicanos' U.S. $32,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- In January 2013, PMI Trading obtained and repaid a loan for U.S. $150,000 bearing interest at 1.0412%.

- On February 28, 2013, PMI NASA obtained two loans for U.S. $34,500, each of which bears interest at 3.80% and matures on February 7, 2023.

(Figures stated in thousands, except as noted)

- On March 22, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000 of *Certificados Bursátiles* due 2017 at a floating rate, which was a reopening of the securities issued on November 29, 2012. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 300,000,000 or UDI equivalent *Certificados Bursátiles* Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- In March 2013, PMI Trading obtained and repaid a loan for U.S. $50,000 bearing interest at 1.4217%.

- On April 26, 2013, PMI NASA obtained a loan for U.S. $33,830, bearing interest at 3.80%, which matures on February 22, 2023.

- Between January 1 and June 30, 2013, PMI HBV obtained U.S. $4,873,000 from its revolving credit line and repaid U.S. $5,773,000.

- On June 7, 2013, PMI NASA obtained a loan for U.S. $34,278, bearing interest at 3.80%, which matures on February 22, 2023.

- On June 25, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000 of *Certificados Bursátiles* due 2017 at a floating rate, which was a reopening of the securities issued on November 29, 2012. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 300,000,000 or UDI equivalent *Certificados Bursátiles* Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- One June 26, 2013, Petróleos Mexicanos borrowed U.S. $500,000 under its revolving credit facility with Credit Agricole CIB. The facility matured on July 17, 2013.

(Figures stated in thousands, except as noted)

NOTE 13—PROVISIONS FOR SUNDRY CREDITS:

At June 30, 2013 and December 31, 2012, the provisions for sundry creditors were as follows:

	June 30, 2013	December 31, 2012
Provision for plugging of wells	**Ps. 49,848,850**	Ps. 48,153,061
Provision for litigation and claims in process	**10,507,984**	9,977,365
Provision for environmental costs	**5,460,776**	5,672,368
	Ps. 65,817,610	Ps. 63,802,794

NOTE 14—FINANCE COST:

At June 30, 2013 and 2012, the finance cost was as follows:

	June 30, 2013	June 30, 2012
Earnings by derivative financial instruments	**Ps. 4,526,177**	Ps. 9,320,898
Interest income	**1,166,402**	1,079,583
Interest expense	**(18,412,853)**	(17,440,805)
Expense by derivative financial instruments	**(10,866,392)**	(19,567,092)
	Ps. (23,586,666)	Ps. (26,607,416)

NOTE 15—CONTINGENCIES:

(a) PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of June 30, 2013 and as of December 31, 2012, the reserve for environmental remediation expenses totaled Ps. 5,460,776 and Ps. 5,672,368, respectively. This

(Figures stated in thousands, except as noted)

reserve is included as part of the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

(b) PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of June 30, 2013 and as of December 31, 2012, PEMEX had accrued a reserve of Ps. 10,507,984 and Ps. 9,977,365, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

- In September 2001, Conproca, S.A. de C.V. ("CONPROCA"), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA, without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On December 14, 2011, CONPROCA filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. On January 11, 2012, the ICA specified the amounts to be paid by the parties under the award; Pemex-Refining and Petróleos Mexicanos were ordered to pay U.S. $311,178 and CONPROCA was ordered to pay U.S. $29,056 (not including financial expenses or taxes). On July 27, 2012, Petróleos Mexicanos and Pemex-Refining filed a claim (No. 485/2012-VI) before the *Juzgado Décimo Primero de Distrito en Materia Civil* (Eleventh District Civil Court) in the Federal District requesting that the arbitration award be declared null and void. On September 21, 2012, Pemex-Refining filed a response to CONPROCA's motion before the U.S. District Court, to which CONPROCA replied on October 19, 2012. On November 9, 2012, CONPROCA filed a motion before the U.S. District Court requesting a hearing, which as of the date of this report is still pending. On March 7, 2013 the evidentiary stage before the Eleventh District Civil Court concluded and on May 24, 2013, a hearing was held before this Court. As of the date of this report, a final judgment by the Eleventh District Civil Court is still pending.

- In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. ("COMMISA") filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in

(Figures stated in thousands, except as noted)

connection with two platforms in the Cantarell project (Project No. IPC-01). On December 16, 2009, the ICA issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,645 and Ps. 34,459, plus interest, to COMMISA, and also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion (No. 10-cv-00206-AKH) before the U.S. District Court for the Southern District of New York requesting the enforcement of the arbitration award in its favor. On November 2, 2010, the Court issued a judgment recognizing the award and Pemex-Exploration and Production was ordered to pay U.S. $355,864. On November 15, 2010, Pemex-Exploration and Production filed an appeal against this resolution before the Second Circuit Court of Appeals. Pemex-Exploration and Production deposited U.S. $395,009 in an account of the Court on December 30, 2010 as a guarantee. Previously, Pemex-Exploration and Production had filed a motion before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) in the Federal District, requesting that the arbitration award be declared null and void, which was granted on October 24, 2011. On February 16, 2012, the Second Circuit Court of Appeals granted Pemex-Exploration and Production's motion requesting that the judgment against it be declared void, and vacated the U.S. District Court's judgment and remanded the case to the U.S. District Court for reconsideration in light of the intervening decision of the Mexican court. Several hearings were held before the U.S. District Court during 2012. On January 17, 2013, the U.S. District Court authorized that the guarantee deposit be returned to Pemex-Exploration and Production. In April 2013, a final hearing was held before the U.S. District Court, during which experts and witnesses from both parties were examined to determine whether COMMISA may have any actionable claims before Mexican courts. As of the date of this report date, a final resolution is still pending. In connection with the aforementioned construction agreement with COMMISA, PEMEX is involved in the following additional legal proceedings:

- On January 22, 2013, COMMISA submitted a request to a court in Luxembourg for the cautionary attachment of assets owned by Pemex-Exploration and Production and Petróleos Mexicanos, which were held by several financial institutions. This request was granted without Pemex-Exploration and Production being notified; however, the attached assets were not ordered to be delivered to COMMISA. Pemex-Exploration and Production filed a motion requesting that the attachment be revoked on the basis that (i) the award had been declared null and void by the Fifth Civil District Court in Mexico

(Figures stated in thousands, except as noted)

and (ii) Petróleos Mexicanos and Pemex-Exploration and Production are separate companies. On June 4, 2013, the motion was denied pending conclusion of the proceeding before this court. Pemex-Exploration and Production and Petróleos Mexicanos filed an appeal against this resolution. On June 28, 2013, COMMISA requested that the attachment be validated. In addition, on March 22, 2013, a different court in Luxembourg recognized the award and issued an execution order without notifying Pemex-Exploration and Production. On June 10, 2013, Petróleos Mexicanos and Pemex-Exploration and Production were notified of this decision and on June 26, 2013, Pemex-Exploration and Production filed an appeal against this decision. As of the date of this report, a final resolution is still pending.

- On March 5, 2013, the *Secretaría de Economía* (Ministry of Economy) informed Pemex-Exploration and Production that it had been notified by KBR, Inc. ("KBR"), the parent company of COMMISA, of its intention to initiate an arbitration proceeding under the North American Free Trade Agreement (NAFTA) seeking to prove that the Mexican Government (through Pemex-Exploration and Production, among other entities) breached several provisions of NAFTA. KBR is seeking approximately U.S. $400,000 in damages plus interest and expenses for these alleged breaches. As of the date of this report, the Ministry of Economy has not informed Pemex-Exploration and Production whether the claim has been duly notified.

  Pemex-Exploration and Production received a draft of the settlement agreement from COMMISA requesting the payment of the arbitration award plus interests (U.S.$388,000 plus the value added tax) as well as requesting Pemex-Exploration and Production's refusal to execute bails granted by COMMISA under the construction agreement (U.S. $80,000).

- On June 20, 2013, Afianzadora Insurgentes, S.A. de C.V. deposited U.S. $78,423.7 and Ps. 18,639.6 in the Fifth Civil District Court, which were delivered to Pemex-Exploration and Production.

- On April 9, 2013, Pemex-Exploration and Production filed a claim before a *Juzgado de Distrito* (District Court) in Monterrey, Nuevo León against COMMISA for amounts owed by COMMISA in connection with the termination of the construction agreement mentioned above. The claim was rejected by the Court on April 12,

(Figures stated in thousands, except as noted)

2013. On April 18, 2013 Pemex-Exploration and Production filed an appeal against this resolution. As of the date of this report, a final resolution is still pending.

- In February 2010, the *Servicio de Administración Tributaria* (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the *Tercera Sala Regional Metropolitana* (Third Regional Metropolitan Court) of the *Tribunal Federal de Justicia Fiscal y Administrativa* (Tax and Administrative Federal Court) challenging the assessment. On August 24, 2011, the Tax Management Service filed its response. On October 12, 2011, Pemex-Exploration and Production requested that the Tax Management Service produce the complete file that it prepared while conducting its review of the financial statements. On August 1, 2012, the Third Regional Metropolitan Court requested that the *Sala Superior* (Superior Court) of the Tax and Administrative Federal Court review the claim due to the amount involved, which was notified to the parties on September 25, 2012. On November 27, 2012, the Court allowed Pemex-Exploration and Production to amend its claim. The Tax Management Service filed a motion against this resolution, which was denied. On January 18, 2013, Pemex-Exploration and Production filed a motion to amend its claim, which was admitted by the Court. As of the date of this report, a response to the amended claim is still pending.

- In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On August 24, 2011, the Tax Management Service filed its response. On October 12, 2011, Pemex-Refining requested that the Tax Management Service produce the complete

(Figures stated in thousands, except as noted)

file that it prepared while conducting its review of the financial statements. On August 1, 2012, the Third Regional Metropolitan Court requested that the Superior Court of the Tax and Administrative Federal Court review the claim due to the amount involved, which was notified to the parties on September 25, 2012. On November 27, 2012, the Court allowed Pemex-Refining to amend its claim. The Tax Management Service filed a motion against this resolution, which was denied. On January 18, 2013, Pemex-Refining filed a motion to amend its claim, which was admitted by the Court. As of the date of this report, a response to the amended claim is still pending.

- On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the *Juzgado Séptimo de Distrito* (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa Gas Processing Complex. On April 20, 2012, the evidentiary stage commenced and the parties filed their documentary evidence and experts' opinions. The Court then appointed an expert in raw sewage on behalf of the plaintiffs, who was granted an extension to file his opinion. The plaintiffs filed an *amparo* against several government authorities in Reynosa as well as against the manager of the Burgos business unit for allegedly performing cleaning operations in lands owned by the plaintiffs without their consent and for flooding their lands. On May 21, 2013, the Court rejected documentary evidence filed by the plaintiffs. The plaintiffs then filed a complaint against this resolution, which resulted in their *amparo* being interrupted. As of the date of this report, a final resolution is still pending.

- In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the *Juzgado Tercero de Distrito* (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and non-payment by Pemex-Exploration and Production under the contract. On December 14, 2012, the plaintiffs filed documentary evidence but the Court rejected it. On December 24, 2012, the Court admitted the additional documentary evidence filed by the plaintiffs. On December 26, 2012, an appeal filed by the plaintiffs was admitted by the Court against the resolution rejecting the documentary evidence filed in December 14, 2013 and the trial is suspended. On January 18, 2013, Pemex-Exploration and Production filed an *amparo*

(Figures stated in thousands, except as noted)

(No. 105/2013) before the *Juzgado Primero de Distrito* (First District Court) in Tabasco against the resolution issued on December 24, 2012, which admitted additional documentary evidence. This *amparo* was admitted on March 5, 2013. On March 22, 2013, the *Segundo Tribunal Unitario de Circuito* (Second Unit Circuit Court) confirmed the rejection of the documentary evidence filed by the plaintiffs on December 14, 2012. On April 9, 2013 the First District Court in Tabasco transferred the case to the *Juzgado Primero de Distrito del Centro Auxiliar de la Octava Región* (First District Court of the Assistant Center of the Eighth Region) in Cancún, Quintana Roo, which denied the *amparo* filed by Pemex-Exploration and Production. In a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the *Séptima Sala Regional Metropolitana* (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court on April 4, 2011 in connection with an administrative claim (No. 4957/11-17-07-1) filed by the plaintiffs seeking that Pemex-Exploration and Production's termination of the public works contract be declared null and void. Pemex-Exploration and Production filed its response to the claim on June 13, 2011. On August 24, 2011, the Court admitted expert opinions on economic and financial matters and ordered Pemex-Exploration and Production to appoint its experts, who accepted their designations as such. On June 29, 2012, Pemex-Exploration and Production filed its experts' opinions. As of the date of this report, the participation of the independent experts is still pending. The pleading stage will begin once the evidentiary stage concludes.

- On July 5, 2011, Pemex-Exploration and Production was summoned before the *Juzgado Décimo Segundo de Distrito en Materia Civil* (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. ("Saboratto") for, among other things, liability and damages in connection with various services agreements. Saboratto is seeking approximately Ps. 1,451,472 in total damages. On August 5, 2011, Pemex-Exploration and Production filed a response to this claim. On October 22, 2011, the Court notified Pemex-Exploration and Production that the plaintiff had filed accountant and management expert opinions and ordered it to appoint its experts and file any necessary questionnaires. On January 2, 2013, Pemex-Exploration and Production's experts filed their opinions with the Court. The Court then appointed an independent expert to issue an opinion because the opinions of Pemex-Exploration and Production's experts conflicted with those of Saboratto's experts. As of the date of this report, the trial is still in the evidentiary stage.

(Figures stated in thousands, except as noted)

- On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the *Segunda Sala Regional Hidalgo-México* (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection to the cancellation of its alleged petroleum rights concessions, including damages of up to Ps. 1,552,730. On July 19, 2012, the Court rejected a motion filed by the defendants arguing that the Court lacked jurisdiction, and notified the parties on August 23, 2012. On November 5, 2012, the Regional Court resumed the trial and, on December 11, 2012, summoned the Secretary of Energy, as Chairman of the Board of Petróleos Mexicanos, to appear before the Court. The Secretary of Energy responded to the claim on February 21, 2013. On March 4, 2013, the Court admitted an amendment to the claim and requested that the defendants file their response. On April 24, 2013, the defendants appealed this resolution and requested that a Superior Court review the case. On May 2, 2013, the defendants filed a response to the plaintiff's amended claim. In addition, on April 9, 2013 a new claim (No. 438/12-11-02-3) was filed before the same Court and the defendants requested that it be joined to the previous claim. On May 2, 2013, the two claims were joined. On May 10, 2013, the Superior Court requested additional documentation from both parties. On May 13, 2013 the response filed by the defendants was admitted by the Court. As of the date of this report, the trial is in the evidentiary stage.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these consolidated financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX's legal strategy, as well as the outcome of the related litigation.

NOTE 16—SUBSEQUENT EVENTS:

During the period from July 1 to July 24, 2013, Petróleos Mexicanos participated in the following financing activities:

(Figures stated in thousands, except as noted)

On July 18, 2013, Petróleos Mexicanos issued U.S. $3,000,000 of its debt securities under Petróleos Mexicanos' U.S. $32,000,000 Medium-Term Notes Program, Series C in four tranches: (i) U.S. $1,000,000 of its 4.875% Notes due 2024; (ii) U.S. $1,000,000 of its 3.500% Notes due 2018; (iii) U.S. $500,000 of its Floating Rate Notes due 2018; and (iv) U.S. $500,000 of its 6.500% Bonds due 2041, which was the second reopening of the bonds originally issued on June 2, 2011. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

On July 24, 2013, the exchange rate was Ps. 12.5054 pesos per U.S. dollar, which represents a 3.98% appreciation of the value of the peso in dollar terms as compared to the exchange rate as of June 30, 2013, which was Ps. 13.0235 per U.S. dollar.

On July 24, 2013, the weighted average price of the crude oil exported by PEMEX was U.S. $100.86 per barrel, an increase of 4.74% as compared to the average price as of June 30, 2013, which was U.S. $96.30 per barrel.

As of December 31, 2012 and as of July 24, 2013, PEMEX has valued and recorded the 59,804,431 Repsol shares acquired through PMI HBV as an available-for-sale financial asset. The market value of Repsol shares has increased approximately 7.0% from €16.21 per share as of June 30, 2013 to €17.34 per share as of July 24, 2013.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2013**

PETROLEOS MEXICANOS

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
(THOUSAND PESOS)

CONSOLIDATED

Final Printing

COMPANY NAME	PRICIPAL ACTIVITY	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT	
				ACQUISITION COST	CURRENT VALUE
Deer Park Refining Ltd.	Refining company	1	50.00	0	6,373,492
Mexicana de Lubricantes, S.A. de C.V.	Lubricants trader	17,879,561	47.00	178,796	409,266
Gasoductos de Chihuahua, S. de R.L. de C.V.	Gas transportation	393,049,321	50.00	393,049	3,587,993
Instalaciones Inmobiliarias para Industrias, S.A.	Real estate services provider	185,629,955	100.00	185,630	1,415,061
Cia. Mexicana de Exploraciones, S.A. de C.V.	Geologic exploration services	25,333,847	60.00	25,333	1,022,170
Otros		1	0.00	0	1,371,832
Estimación de Fluctuación en Inversiones		1	0	0	-194,260
TOTAL INVESTMENT IN ASSOCIATES				782,808	13,985,554

NOTES

THE TREND PERCENTAGE AMOUNTS THAT ARE SHOWN IN ZERO, ARE DUE TO THE FACT THAT THE SYSTEM AUTOMATICALLY PUTS A ZERO WHERE THERE IS NO DATA INCORPORATED.
NO DATA IS SHOWN IN OTHER INVESTMENTS RELATED TO TREND PERCENTAGE, SINCE THEY CORRESPOND TO VARIOUS OTHER INVESTMENTS IN SHARES WITH DIFFERENT PARTICIPATION PERCENTAGES.

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN ONLY FOR VALIDATING PURPOSES, SINCE THE COMPANY DOES NOT OWN SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2013**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY — TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY — TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE C (1) (7)	NOT	26/06/2003	02/07/2018	4.08							260,468	130,235	260,470	260,470	260,470	260,470
EXPORT DEVELOPMENT (1) (8)	YES	14/11/2011	29/12/2016	1.24							0	0	0	0	2,599,587	0
SECURED																
INT DEV NO PAG	NOT		31/12/2013	0.00	3,562	0	0	0	0	0						
A/S EXPORTFINANS (1) (7)	YES	15/10/2001	30/03/2014	3.93							31,618	31,618	0	0	0	0
ABN AMRO NV (1) (7)	YES	23/12/2002	31/03/2014	4.50							115,628	115,628	0	0	0	0
CITIBANK N.A. (1) (8)	YES	19/12/2007	25/06/2017	0.25							153,218	153,218	306,435	306,435	306,435	0
CITIBANK N.A. (1) (8)	YES	30/11/2006	15/12/2015	0.26							191,522	191,522	383,044	191,522	0	0
CITIBANK INTERNATIO (1) (8)	YES	30/11/2010	24/06/2019	0.49							315,777	315,777	631,554	631,554	631,554	1,263,107
CITIBANK N.A. (1) (8)	YES	30/09/2002	15/12/2013	0.49							46,754	0	0	0	0	0
CITIBANK N.A. (1) (8)	YES	30/08/2011	25/06/2015	0.30							229,826	229,826	459,653	0	0	0
CITIBANK N.A. (1) (8)	YES	13/07/2004	15/06/2014	0.46							26,813	26,813	0	0	0	0
BANCO BILBAO VIZCAY (1) (8)	YES	28/12/2010	30/12/2020	0.73							88,901	88,901	177,801	177,801	177,801	622,304
BANCO SANTANDER S.A (1) (8)	YES	28/02/2007	15/06/2014	0.44							93,025	93,025	0	0	0	0
BANK OF AMERICA N.A (1) (8)	YES	21/12/2011	30/03/2022	0.47							130,235	130,235	260,470	260,470	260,470	1,297,913
BANK OF AMERICA N.A (1) (8)	YES	22/04/1998	26/01/2015	0.34							306,435	306,435	612,871	0	0	0
BANK OF AMERICA N.A (1) (8)	YES	22/04/1998	25/06/2015	0.30							268,131	268,131	536,262	0	0	0
BNP PARIBAS (1) (8)	YES	10/12/2010	21/12/2020	0.38							260,470	260,470	520,940	520,940	520,940	1,823,290
BNP PARIBAS (1) (8)	YES	30/06/2008	20/06/2017	0.33							459,653	459,653	919,306	919,306	919,306	0
BNP PARIBAS (1) (8)	YES	16/05/2003	17/03/2014	0.47							260,470	260,470	0	0	0	0
BNP PARIBAS (1) (8)	YES	07/03/2005	05/06/2014	0.44							306,435	306,435	0	0	0	0
CALYON NEW BRAYORK (1) (8)	YES	30/11/2006	25/02/2017	0.28							21,535	21,535	43,070	43,070	43,070	0
EXPORT DEVELOPMENT (1) (8)	YES	22/06/2012	18/07/2017	1.77							0	0	0	0	0	3,910,627
DEUTSCHE BANK, S.A. (1) (8)	YES	08/11/2002	16/12/2013	0.66							12,513	0	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	0.74							130,235	97,676	162,794	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	09/07/2010	09/11/2020	0.39							325,588	325,588	651,175	651,175	651,175	2,279,113
EXPORT IMPORT BANK (1) (7)	YES	21/12/2011	30/12/2021	1.66							390,705	195,353	390,705	390,705	390,705	1,757,937
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	2.06							202,233	202,233	404,467	404,467	404,467	1,011,167
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	2.06							95,000	95,000	189,999	189,999	189,999	474,998
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	2.06							386,501	386,501	773,002	773,002	773,002	1,932,504
BARCLAYS BANK PLC, (1) (8)	YES	03/07/2003	20/03/2014	0.50							166,348	31,034	0	0	0	0
HSBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017	3.48							78,654	78,654	157,308	157,308	157,308	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	5.45							11,128	11,128	22,256	11,067	6,438	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2013**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
HSBC BANK PLC (1) (8)	YES	19/10/1998		0.56							12,469	12,469	0	0	0	0
HSBC BANK PLC (1) (8)	YES	14/05/2003		0.60							37,659	37,659	37,659	0	0	0
HSBC BANK PLC (1) (8)	YES	14/05/2003		0.80							25,550	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	25/08/2004		0.87							542	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	25/08/2004		0.80							2,269	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	20/09/2004		0.84							22,106	22,106	0	0	0	0
HSBC BANK PLC (1) (8)	YES	30/11/2004		0.85							29,734	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	18/02/2005		0.81							4,278	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	24/06/2005		0.81							1,292	1,292	0	0	0	0
HSBC BANK PLC (1) (8)	YES	19/08/2005		0.48							18,469	18,469	18,469	0	0	0
HSBC BANK PLC (1) (8)	YES	23/09/2005		0.80							5,544	5,544	0	0	0	0
HSBC BANK PLC (1) (8)	YES	14/11/2005		0.43							38,862	38,862	77,724	77,724	77,724	0
HSBC BANK PLC (1) (8)	YES	09/12/2005		0.63							23,272	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	04/04/2006		0.46							2,667	2,667	2,667	0	0	0
HSBC BANK PLC (1) (8)	YES	04/04/2006		0.46							9,976	9,976	9,976	0	0	0
HSBC BANK PLC (1) (8)	YES	05/04/2006		0.43							10,918	10,918	10,918	0	0	0
HSBC BANK PLC (1) (8)	YES	07/06/2006		0.59							22,749	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	07/11/2006		0.59							19,929	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	07/11/2006		0.38							4,754	4,754	9,509	4,754	0	0
HSBC BANK PLC (1) (8)	YES	18/01/2007		0.60							6,517	6,517	13,035	0	0	0
HSBC BANK PLC (1) (8)	YES	22/01/2007		0.34							2,264	2,264	4,529	2,264	0	0
HSBC BANK PLC (1) (8)	YES	02/04/2007		0.60							46,191	46,191	92,381	46,191	0	0
HSBC BANK PLC (1) (8)	YES	03/04/2007		0.34							12,642	12,642	25,285	12,642	0	0
HSBC BANK PLC (1) (8)	YES	03/04/2007		0.41							18,017	18,017	18,017	0	0	0
HSBC BANK PLC (1) (8)	YES	03/04/2007		0.41							8,643	8,643	8,643	0	0	0
HSBC BANK PLC (1) (8)	YES	22/12/2008		1.05							82,171	82,171	164,343	82,171	0	0
HSBC BANK PLC (1) (8)	YES	30/06/2009		0.64							68,704	68,704	137,408	137,408	137,408	412,223
HSBC BANK PLC (1) (8)	YES	01/04/2010		0.89							87,601	87,601	175,203	175,203	175,203	525,609
HSBC BANK PLC (1) (8)	YES	22/04/1998		0.61							38,847	38,847	77,694	77,694	77,694	194,234
HSBC BANK PLC (1) (8)	YES	30/06/2011		0.73							53,270	53,270	106,539	106,539	106,539	424,644
ING CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	0.32							76,609	76,609	153,218	153,218	153,218	0
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	0.26							114,913	114,913	229,826	229,826	0	0
J.P. MORGAN CHASE B (1) (8)	YES	21/12/2011	30/12/2021	0.91							65,118	65,118	130,235	130,235	130,235	582,870
J.P. MORGAN CHASE B (1) (8)	YES	21/12/2011	30/12/2021	0.43							130,235	130,235	260,470	260,470	260,470	1,166,128
J.P. MORGAN CHASE B (1) (8)	YES	21/12/2011	30/12/2021	0.43							130,235	130,235	260,470	260,470	260,470	1,166,128

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2013**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY - TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY - TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
J.P. MORGAN CHASE B (1) (8)	YES	09/12/2010	21/12/2020	0.38							130,235	130,235	260,470	260,470	260,470	911,645
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	0.68							139,230	139,230	278,459	278,459	278,459	696,148
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	0.68							56,123	56,123	112,246	112,246	112,246	280,615
J.P. MORGAN CHASE B (1) (8)	YES	10/09/2008	20/06/2017	0.32							114,913	114,913	229,826	229,826	229,826	0
JAPAN BANK FOR INTE (1) (7)	YES	30/09/2005	30/06/2015	3.98							31,425	31,425	33,741	0	0	0
JAPAN BANK FOR INTE (3) (7)	YES	10/03/2004	08/03/2017	2.09							386,758	386,758	773,517	773,517	773,504	0
MIZUHO CORPORATE BA (1) (8)	YES	04/03/2010	24/03/2020	1.16							459,664	459,664	919,329	919,329	919,329	2,757,791
MIZUHO CORPORATE BA (1) (8)	YES	14/12/2006	14/12/2018	0.46							488,381	488,381	976,763	976,763	976,763	1,465,144
NACIONAL FINANCIERA (3) (7)	NOT	07/11/1990	20/11/2015	2.90							213,512	213,512	427,023	213,512	0	0
NATIXIS (2) (7)	YES	22/02/1984	30/06/2016	2.00							449	449	44	44	0	0
SOCIETE GENERALE (1) (8)	YES	10/12/2010	21/12/2020	0.38							260,470	260,470	520,940	520,940	520,940	1,823,290
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	2.73							161,174	161,174	322,348	322,348	322,348	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	13/02/2017	0.33							112,522	112,522	225,043	225,043	225,043	0
SOCIETE GENERALE (1) (8)	YES	30/11/2005	13/02/2017	0.52							46,862	46,862	93,724	93,724	93,724	0
STANDARD CHARTERED (1) (8)	YES	06/10/2005	20/01/2015	0.33							229,826	229,826	459,653	0	0	0
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	0.30							229,826	229,826	459,653	229,826	0	0
STANDARD CHARTERED (1) (8)	YES	06/07/2004	25/01/2014	0.52							153,218	153,218	0	0	0	0
STANDARD CHARTERED (1) (8)	YES	10/02/2003	20/12/2013	0.46							73,127	0	0	0	0	0
THE BANK OF TOKYO, (1) (8)	YES	10/12/2004	10/12/2014	0.57							455,823	455,823	455,823	0	0	0
EXIM BANK OF KOREA (1)(7)	YES	07/12/2005	13/02/2017	2.73							55,175	55,175	110,349	110,349	110,349	0
INT DEV NO PAG	NOT		31/12/2013	0.00							231,024	0	0	0	0	0
COMMERCIAL BANKS																
NACIONAL FINANCIERA (6) (11)	NOT	11/08/2009	17/07/2014	6.22	666,667	666,667	333,333	0	0	0						
NACIONAL FINANCIERA (6) (7)	NOT	20/12/2012	21/12/2022	6.22	0	0	0	0	0	1,998,740						
HSBC (6) (11)	NOT	22/12/2011	29/12/2016	4.57	0	0	1,166,667	1,166,667	1,142,933	0						
BANCO SANTANDER S.A (1) (8)	YES	17/09/2003	19/09/2013	2.34							65,118	0	0	0	0	0
CREDIT AGRICOLE CI (1) (8)	YES	26/06/2013	10/07/2013	1.09							6,511,750	0	0	0	0	0
BBVA BANCOMER, S.A. (1) (8)	NOT	09/12/2010	15/01/2016	1.03							0	0	0	26,046,859	0	0
BANCO BILBAO VIZCAY (3) (8)	YES	28/05/2008	02/06/2014	0.86							0	2,775,666	0	0	0	0
BANAMEX (1) (7)	NOT	11/05/2011	11/05/2021	5.28							21,815	18,262	46,603	49,124	51,782	231,240
BANAMEX (1) (7)	NOT	12/03/2012	27/01/2022	3.80							21,728	22,194	45,682	47,367	49,293	219,022
BANAMEX (1) (7)	NOT	28/02/2013	07/02/2023	3.80							18,819	19,181	39,482	40,884	42,600	274,938
BANAMEX (1) (7)	NOT	28/02/2013	07/02/2023	3.80							18,819	19,181	39,482	40,884	42,600	274,938
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							19,739	20,089	41,256	42,629	44,256	219,749
BBVA BANCOMER (1) (7)	NOT	14/02/2012	20/12/2021	3.50							22,019	22,453	46,109	47,675	49,461	245,582

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2013**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY – TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY – TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							22,077	22,468	46,142	47,677	49,497	245,772
BBVA BANCOMER (1) (7)	NOT	14/02/2012	30/12/2021	3.50							19,630	20,096	41,238	42,698	44,265	219,792
BBVA BANCOMER (1) (7)	NOT	26/04/2013	22/02/2023	3.50							19,019	19,357	39,646	41,124	42,639	272,340
BBVA BANCOMER (1) (7)	NOT	07/06/2013	24/04/2023	3.50							18,970	19,350	39,630	41,099	42,641	281,014
HSBC (2) (8)	YES	07/09/2011	25/08/2014	6.61							2,035,071	0	2,035,071	0	0	0
CREDIT AGRICOLE CIB (2) (8)	YES	07/09/2011	25/08/2014	6.61							1,718,515	0	1,718,515	0	0	0
NATIXIS (2) (8)	YES	07/09/2011	25/08/2014	6.61							768,803	0	768,803	0	0	0
OTHER																
INT DEV NO PAG	NOT		31/12/2013	0.00	16,459	0	0	0	0	0						
INT DEV NO PAG	NOT		31/12/2013	0.00							213,013	0	0	0	0	0
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	8.00							191,952	164,530	329,060	329,060	329,060	1,700,147
COPFS (1) (8)	YES	01/02/2005	31/12/2016	1.50							5,791,288	2,891,025	3,255,992	1,168,357	221,189	0
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/08/2018	8.00							42,784	44,504	94,446	102,191	110,572	151,052
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018	7.96							37,309	38,809	82,360	89,114	96,422	131,723
F TAPIAS MEXICO, SA (1) (7)	YES	23/10/2008	11/10/2018	7.96							42,300	44,009	93,423	101,125	109,460	181,339
F TAPIAS MEXICO, SA (1) (7)	YES	14/11/2008	02/11/2018	8.00							42,300	44,009	93,423	101,125	109,460	181,339
TOTAL BANKS					**686,688**	**666,667**	**1,500,000**	**1,166,667**	**1,142,933**	**1,998,740**	**28,293,410**	**15,850,556**	**25,443,114**	**41,291,488**	**15,929,886**	**33,869,886**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2013**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY – TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY – TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
BANCO INVEX, S.A. (6) (11)	NOT	05/02/2010	03/02/2015	4.78	0	0	7,945,941	0	0	0						
BANCO INVEX, S.A. (6) (11)	NOT	26/11/2012	23/11/2017	4.42	0	0	0	0	0	2,500,000						
BANCO INVEX, S.A. (6) (11)	NOT	26/11/2012	23/11/2017	4.39	0	0	0	0	0	11,462,908						
BANCO INVEX, S.A. (6) (11)	NOT	25/06/2013	23/11/2017	4.42	0	0	0	0	0	2,514,713						
BANCO INVEX, S.A. (6) (11)	NOT	14/03/2011	08/03/2016	4.54	0	0	0	9,932,776	0	0						
BANCO INVEX, S.A. (6) (11)	NOT	27/09/2011	10/04/2017	4.54	0	0	0	0	6,954,468	0						
BANCO INVEX, S.A. (6) (11)	NOT	03/02/2010	12/05/2014	5.14	0	8,500,000	0	0	0	0						
BANCO INVEX, S.A. (6) (7)	NOT	05/02/2010	27/01/2020	9.10	0	0	0	0	0	10,102,692						
BANCO INVEX, S.A. (6) (7)	NOT	01/12/2011	24/11/2021	7.23	0	0	0	0	0	20,685,911						
BANCO INVEX, S.A. (7) (7)	NOT	26/11/2012	11/05/2028	2.92	0	0	0	0	0	3,563,921						
BANCO INVEX, S.A. (7) (7)	NOT	27/09/2011	20/09/2021	3.35	0	0	0	0	0	3,228,466						
BANCO INVEX, S.A. (7) (7)	NOT	05/02/2010	27/01/2020	3.92	0	0	0	0	0	3,971,001						
SCOTIA INVERLAT (6) (11)	NOT	16/06/2006	05/06/2014	4.57	0	10,000,000	0	0	0	0						
SCOTIA INVERLAT (6) (7)	NOT	03/04/2009	28/03/2016	9.15	0	0	0	7,498,766	0	0						
SCOTIA INVERLAT (6) (7)	NOT	29/07/2005	16/07/2015	9.91	0	0	0	9,500,000	0	0						
SCOTIA INVERLAT (7) (13)	NOT	23/12/2004	05/12/2019	9.00	0	0	0	0	0	15,417,162						
INT DEV NO PAG	NOT		31/12/2013	0.00	1,342,809	0	0	0	0	0						
CREDIT SUISSE, ZURI (4) (7)	YES	12/03/2012	10/04/2019	2.50							0	0	0	0	0	4,121,888
CREDIT SUISSE, ZURI (4) (7)	YES	13/01/2009	13/10/2014	3.50							0	0	6,882,119	0	0	0
DEUTSCHE BANK (2) (7)	YES	04/08/2009	06/11/2017	5.78							0	0	0	0	0	3,387,839
DEUTSCHE BANK (2) (7)	YES	15/01/2009	09/01/2017	5.50							0	0	0	0	16,856,828	0
DEUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.50							0	0	0	0	0	16,974,830
DEUTSCHE BANK (3) (7)	YES	05/12/2002	05/12/2023	3.50							0	0	0	0	0	3,974,700
DEUTSCHE BANK (5) (7)	YES	02/06/2009	02/06/2022	8.25							0	0	0	0	0	6,897,336
DEUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.50							2,979,321	0	0	0	0	0
DEUTSCHE BANK (5) (7)	YES	13/01/2003	18/12/2013	7.50							4,965,535	0	0	0	0	0
DEUTSCHE BANK (8) (7)	YES	18/04/2012	26/04/2017	6.13							0	0	0	0	2,097,739	0
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38							0	0	4,755,336	0	0	0
DEUTSCHE BANK (1) (7)	YES	05/02/2010	05/03/2020	6.00							0	0	0	0	0	12,879,361
DEUTSCHE BANK (1) (7)	YES	03/02/2009	03/05/2019	8.00							0	0	0	0	0	25,700,412
DEUTSCHE BANK (1) (7)	YES	25/05/2011	02/06/2041	6.50							0	0	0	0	0	32,716,654
DEUTSCHE BANK (1) (7)	YES	22/10/2007	01/03/2018	5.75							0	0	0	0	0	19,416,320

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2013**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY — TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY — TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
DEUTSCHE BANK (1) (7)	YES	30/10/2009	01/03/2018	5.75							0	0	0	0	0	12,994,848
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	8.63							0	0	0	0	0	2,086,951
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.63							0	0	0	0	0	1,584,413
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.63							0	0	0	0	0	121,705
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25							0	0	0	0	0	1,397,044
DEUTSCHE BANK (1) (7)	YES	01/04/1998	30/03/2018	9.25							0	0	0	0	0	124,674
DEUTSCHE BANK (1) (7)	YES	28/01/2013	30/01/2023	3.50							0	0	0	0	0	27,218,309
DEUTSCHE BANK (1) (7)	YES	21/09/2010	28/12/2045	6.63							0	0	0	0	0	13,003,985
DEUTSCHE BANK (1) (7)	YES	19/06/2012	27/06/2044	5.50							0	0	0	0	0	36,986,486
DEUTSCHE BANK (1) (7)	YES	18/01/2012	24/01/2022	4.88							0	0	0	0	0	27,050,180
DEUTSCHE BANK (1) (7)	YES	20/07/2010	21/01/2021	5.50							0	0	0	0	0	39,268,331
DEUTSCHE BANK (1) (7)	YES	10/09/2009	15/03/2015	4.88							0	0	19,454,549	0	0	0
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50							0	0	0	0	0	2,940,602
DEUTSCHE BANK (1) (7)	YES	14/05/1999	15/09/2027	9.50							0	0	0	0	0	1,022,058
DEUTSCHE BANK (1) (7)	YES	18/09/1997	15/09/2027	9.50							0	0	0	0	0	309,308
DEUTSCHE BANK (1) (7)	YES	30/10/2009	15/06/2038	6.63							0	0	0	0	0	6,468,772
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/06/2035	6.63							0	0	0	0	0	22,791,125
DEUTSCHE BANK (1) (7)	YES	27/08/2010	15/06/2035	6.63							0	0	0	0	0	13,938,547
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/12/2015	5.75							0	0	0	3,059,416	0	0
MELLON BANK N.A. (2) (7)	YES	05/08/2003	05/08/2013	6.25							8,487,415	0	0	0	0	0
MELLON BANK N.A. (2) (7)	YES	05/08/2004	05/08/2016	6.38							0	0	0	0	14,428,606	0
PEMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.88							162,794	325,588	1,058,159	1,465,144	1,465,144	1,383,743
PEMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	3.81							803,116	694,587	0	0	0	0
INT DEV NO PAG	NOT		31/12/2013	0.00							7,245,923	0	0	0	0	0
SECURED																
SUMITOMO MITSUI (3) (8)	YES	19/09/2008	29/09/2020	0.89							0	0	0	0	0	8,479,360
CREDIT AGRICOLE CIB (1) (7)	YES	26/06/2012	20/12/2022	2.00							260,470	260,470	520,940	520,940	520,940	2,848,307
CREDIT AGRICOLE CIB (1) (7)	YES	28/06/2012	20/12/2022	1.95							260,470	260,470	520,940	520,940	520,940	2,846,969
CREDIT AGRICOLE CIB (1) (7)	YES	25/07/2012	20/12/2022	1.70							260,470	260,470	520,940	520,940	520,940	2,848,411
INT DEV NO PAG	NOT		31/12/2013	0.00							30,637	0	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					1,342,809	18,500,000	7,945,941	26,931,542	6,954,468	73,446,774	25,456,151	1,801,585	33,712,983	6,087,380	38,411,137	353,783,468

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2013**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY – TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY – TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST																
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST					0	0	0	0	0	0	0	0	0	0	0	0
SUPPLIERS																
Proveedores	NOT				0	65,801,970										
TOTAL SUPPLIERS					0	65,801,970					0	0				
OTHER CURRENT AND NON-CURRENT LIABILITIES																
Otros pasivos Circulantes	NOT				0	20,532,632	0	0	0	0						
Otros pasivos no Circulantes	NOT				0	0	1,400,116,272	0	0	0						
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES					0	20,532,632	1,400,116,272	0	0	0	0	0	0	0	0	0
GENERAL TOTAL					2,029,497	105,501,269	1,409,562,213	28,098,209	8,097,401	75,445,514	53,749,561	17,852,141	59,156,097	47,378,868	52,341,023	387,653,354

NOTES

CURRENCIES		ACCOUNTING EXCHANGE RATE
(1) DOLLARS	DLL	13.02350
(2) EUROS	EUR	16.97483
(3) JAPANESE YEN	JPY	0.13249
(4) SWISS FRANCS	CHF	13.76546
(5) STERLING POUND	GBP	19.86214
(6) PESOS	MXP	1.00000
(7) UDIS	UDI	4.95175
(8) AUSTRALIAN DOLLAR	AUD	14.04000

TYPE OF RATE
(7) FIXED RATE
(8) LIBOR RATE
(9) FLOATING RATE

NOTES

TYPÉ OF RATE
(10) DISCOUNT RATE
(11) TIIE RATE
(12) CETES
(13) FIXED RATE (ZERO COUPON)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2013**

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	DOLLARS		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS	
MONETARY ASSETS	10,507,088	136,839,058	31,564	411,070	137,250,128
CURRENT	10,450,275	136,099,158	31,519	410,489	136,509,647
NON CURRENT	56,813	739,900	45	581	740,481
LIABILITIES POSITION	45,170,769	588,281,510	9,089,059	118,371,369	706,652,879
CURRENT	9,688,109	126,173,087	2,550,681	33,218,800	159,391,887
NON CURRENT	35,482,660	462,108,423	6,538,378	85,152,569	547,260,992
NET BALANCE	-34,663,681	-451,442,452	-9,057,495	-117,960,299	-569,402,751

NOTES

FOREIGN CURRENCIES		EXCHANGE RATES
AMERICAN DOLLARS	USD	13.02350
AUSTRALIAN DOLLAR		14.04000
JAPANESE YENS	JPY	0.132490
STERLING POUNDS	GBP	19.86214
EUROS	EUR	16.97483
SWISS FRANC		13.76546
CANADIAN DOLLAR		12.42463

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE

NON-APPLICABLE SINCE THERE ARE NO FINANCIAL LIMITATIONS DERIVED FROM THE ISSUANCES OF "CERTIFICADOS BURSÁTILES" UNDER THE CORRESPONDING PROGRAM.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2013**

PETROLEOS MEXICANOS

DISTRIBUTION OF REVENUE BY PRODUCT

CONSOLIDATED

TOTAL INCOME
(THOUSAND PESOS)

Final Printing

MAIN PRODUCTS OR PRODUCT LINE	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
NATIONAL INCOME					
PETROLEUM PRODUCTS:	0	0	0		
FUEL OIL	209	39,499,602	100.00		CFE
DIESEL	400	104,434,496	100.00	PEMEX DIESEL	DISTRIBUIDORES
L.P. GAS	281	34,179,848	0.00		DISTRIBUIDORES
MAGNA SIN GASOLINE	673	165,365,570	100.00	PEMEX MAGNA	DISTRIBUIDORES
PREMIUM GASOLINE	112	28,863,050	100.00	PEMEX PREMIUM	DISTRIBUIDORES
JET FUEL	62	17,453,092	100.00		ASA
OTHER REFINED PRODUCTS	72	5,816,411	100.00		DISTRIBUIDORES
REDUCTION DUE TO DEPLETION	0	-1,688,887	0		
PETROCHEMICAL PRODUCTS:	0	0	0		
METHANE DERIVATIVES (A)	633	3,474,532	81.00		
ETHANE DERIVATIVES (B)	593	8,289,678	41.00		
AROMATICS AND DERIVATIVES (C)	102	1,945,758	34.00		
PROPYLENES AND DERIVATIVES (D)	34	2,248,728	25.00		
OTHER PETROCHEMICALS (E)	676	1,887,568	0		
	0	0	0		
DRY GAS	3,490	33,951,576	0.00		(F)
SERVICES INCOME	0	4,754,759	0		
EXPORT INCOME					
CRUDE OIL (TBD)	1,167	269,115,008	0.00	(G)	(H)
REFINED PRODUCTS (TBD)	189	34,356,808	0.00		(I)
PETROCHEMICAL PRODUCTS (TT)	276	805,135	0		(I)
INCOME OF SUBSIDIARIES ABROAD					
OTC MARGINAL EFFECT	0	34,652,154	0		
TOTAL	**8,969**	**789,404,886**			

NOTES

TBD - THOUSAND BARRELS PER DAY
TT - THOUSAND TONS

NOTE: TO CALCULATE PARTICIPATING % IN THE PETROCHEMICAL PRODUCTS MARKET, THE PERIOD JANUARY - MAY 2013 WAS CONSIDERED.
(A) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF AMMONIA AND METHANOL TO THE DOMESTIC MARKET.
(B) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ETHYLENE, GLYCOLS, HDPE, LDPE, LDPL, ETHYLENE OXIDE AND VINYL CHLORIDE TO THE DOMESTIC MARKET.
(C) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF BENZENE, STYRENE, TOLUENE, XYLENES, PARAXYLENE AND ORTHOXYLENE TO THE DOMESTIC MARKET (PARAXYLENE AND ORTHOXYLENE; PLANTS THAT ARE NOT IN OPERATION FOR AN INDEFINITE PERIOD OF TIME).

DISTRIBUTION OF REVENUE BY PRODUCT

CONSOLIDATED

TOTAL INCOME

(THOUSAND PESOS)

Final Printing

(D) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ACRYLONITRILE TO THE DOMESTIC MARKET.
(E) SINCE A GROUP OF PRODUCTS IS CONSIDERED HERE, PARTICIPATING PERCENTAGE IN THE MARKET IS NOT CALCULATED.
(F) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALS (ISPAT).
(G) PERCENTAGE OF CRUDE OIL EXPORTS BY REGION (JAN-JUN 2013): 70.9% OF TOTAL CRUDE OIL EXPORTS WAS MADE TO THE UNITED STATES, WHILE FROM THE REMAINING 29.1%, 15.9% WAS DISTRIBUTED TO EUROPE, 3.0% TO THE REST OF THE AMERICAN CONTINENT AND 10.2% TO THE FAR EAST.
(H) IT IS ESTIMATED THAT PEMEX'S PARTICIPATION IN THE INTERNATIONAL CRUDE OIL MARKET DURING THE PERIOD FROM JANUARY-JUNE OF 2013 WAS 3.17%.
(I) PEMEX'S PARTICIPATION IN THESE PRODUCTS IS MARGINAL.
VOLUMES ARE GIVEN IN THOUSAND OF BARRELS PER DAY, EXCEPT IN THE CASE OF PETROCHEMICAL PRODUCTS, WHICH ARE EXPRESSED IN THOUSANDS OF TONS AND DRY GAS, WHICH IS EXPRESSED IN MILLIONS OF CUBIC FEET PER DAY.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2013**

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

CHARACTERISTICS OF THE SHARES

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0	0	0	0	0	0
TOTAL			0	0	0	0	0	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITALSTOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

Risk Management

Risk Management and Financial Instruments

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates. In order to monitor and manage this risk, PEMEX has developed general provisions relating to market risk management, which are comprised of policies and guidelines that promote an integrated scheme for market risk management, regulate the use of DFIs, guide the development of hedging strategies and provide strategies for the formulation of risk limits.

In addition to the policies and guidelines, the risk management regulatory framework in PEMEX is managed by the Financial Risk Committee. This regulatory framework establishes that DFIs should generally be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX's internal procedures.

PEMEX reduces the impact of market risk on its financial results by promoting a balance between expected incoming cash flows from operations and outgoing cash flows relating to its liabilities.

Finally, the PMI Group has implemented a regulatory framework for risk management, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities, in accordance with industry best practices, such as the use of derivatives for financial risk mitigation purposes exclusively, generation of a daily portfolio risk report, value at risk (VaR) computation, regular stress testing of major exposures, limits on VaR, both at a global and business unit level and the implementation of stop loss mechanisms. In addition, the PMI Group also has its own risk management subcommittee which supervises the trading of DFIs.

Hydrocarbon Prices Risk

PEMEX periodically evaluates its exposure to international hydrocarbon prices and uses DFIs as a mechanism to mitigate identified potential sources of risk. PEMEX did not hedge the price risk associated with any of its crude oil production for the period from 2007 to the second quarter of 2013.

In addition to supplying natural gas, Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers to help them mitigate the risk associated with natural gas prices. Through its subsidiary, MGI Supply Ltd., Pemex-Gas and Basic Petrochemicals enters into DFIs with the opposite position to those DFIs offered to its customers, in order to cancel out the market risk it bears under such offered DFIs. MGI Supply Ltd. enters into these opposite position DFIs with international counterparties, in order to transfer the related price risk to such parties. This mechanism allows Pemex-Gas and Basic Petrochemicals to maintain its natural risk profile, after giving effect to all DFIs.

Pemex-Gas and Basic Petrochemicals' domestic sales of LPG have been subject to a price control mechanism imposed by the Mexican Government. This mechanism fixes the sale price of LPG throughout Mexico. This generates a risk exposure in the geographic areas where PEMEX sells imported LPG. Pemex-Gas and Basic Petrochemicals may mitigate the market risk generated by this exposure by executing a hedging strategy consisting of propane swaps, since propane is the primary component of LPG. However, from July to December 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk of 50% of the volume of LPG sold domestically through propane swaps.

PMI Trading periodically enters into DFIs to mitigate risk generated in the purchase and sale of refined products and liquid gases derived from natural gas, thereby reducing the potential volatility of its income. PMI Trading policies establish an upper limit for each portfolio's capital at risk, which is compared on a daily basis against the portfolio's value-at-risk, in order to carry out risk mitigation mechanisms if necessary.

Exchange Rate Risk

A significant amount of PEMEX's revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. PEMEX's revenues from domestic sales of gasoline and diesel net of the IEPS tax, petrochemicals and natural gas and its byproducts are related to international U.S. dollar-denominated prices, except for domestic sales of LPG, which are priced in pesos.

Moreover, the hydrocarbon duties, most capital expenditures and investments and the cost of petroleum products and natural gas that PEMEX imports for resale in Mexico or uses in its facilities are denominated in U.S. dollars. By contrast, most of PEMEX's operating expenses and a significant amount of capital expenditures and investments are payable in pesos and are not linked to the U.S. dollar.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX's income in peso terms. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX perceives this risk as manageable, without the need for hedging instruments, because most of its investments and debt issuances are carried out in or converted into U.S. dollars and therefore, the impact of the fluctuation in the exchange rate between the U.S. dollar and the peso on its revenues is offset in whole or in part by its impact on its obligations.

Most of PEMEX's debt is denominated in U.S. dollars or pesos. Although PEMEX attempts to issue debt either in U.S. dollars or pesos, this is not always achievable. As a consequence of the cash flow structure described above, fluctuations in non-U.S. dollar currencies (other than pesos) may increase PEMEX's funding costs or expose it to foreign exchange risk. Since 1991, for non-U.S. dollar or peso issuances, PEMEX has, as a strategy, swapped this debt into U.S. dollars, except for debt denominated in UDIs, which it swaps into pesos. As a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currencies other than pesos and U.S. dollars.

The currencies underlying these DFIs are the UDI against Mexican peso, and the euro, Japanese yen, pound sterling and Swiss franc, which are swapped against the U.S. dollar.

The PMI Group also enters into DFIs to mitigate the risk associated with the volatility of currencies in connection to its financing operations.

Interest Rate Risk

PEMEX is exposed to fluctuations in interest rates on short- and long-term floating rate instruments. PEMEX is predominantly exposed to U.S. dollar LIBOR interest rates and to the Mexican Interbank Interest Rate (TIIE). Through its issuances, PEMEX has sought to achieve a desired mix of fixed and floating rate instruments in its debt portfolio.

On occasion, to follow the strategy of offsetting expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX is obligated to make payments based on a fixed interest rate and is entitled to receive payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

The PMI Group also enters into DFIs to mitigate the risk associated with the volatility of interest rates in connection to its financing operations.

Counterparty and Credit Risk

When the fair value of DFIs is favorable to PEMEX, it faces the risk that counterparties will not be able to meet their obligations. To reduce this risk, PEMEX monitors the creditworthiness of its counterparties and the credit risk exposure of its DFIs. Additionally, PEMEX enters into DFIs mostly with major financial institutions and hydrocarbon intermediaries with appropriate credit ratings. These ratings are issued and revised periodically by risk rating agencies; additionally, PEMEX maintains a diversified portfolio of counterparties.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with "recouponing" provisions (pursuant to which the payments on the swaps are repriced when the credit exposure of one party to the other exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold amount. The specified thresholds were reached in seven cross-currency swaps in 2012 and four swaps so far in 2013. These swaps are used to hedge exposure to the euro and pound. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero.

According to IFRS 13, the fair value or mark-to-market of DFIs must reflect the creditworthiness of the parties, such that the value of a DFI reflects the risk that either party will default on its obligation. Accordingly, and in accordance with the best practices of the market, PEMEX applied the credit value adjustment (CVA) method in determining the fair value of DFIs.

As described in the previous section, Pemex-Gas and Basic Petrochemicals faces credit risk in connection to the DFIs, it offers to its domestic customers to assist them in mitigating the risk associated with the volatility of natural gas prices. Pemex-Gas and Basic Petrochemicals significantly reduced its credit risk as a result of the changes made during 2009 to PEMEX's guidelines regarding credit risk management.

In order to qualify for these DFIs, Pemex-Gas and Basic Petrochemicals customers must be party to a current natural gas supply contract and sign a master hedging agreement, which is ancillary to such supply contract. Since October 2, 2009, DFIs with these customers must be secured initially by cash deposits, letters of credit or other collateral, as required. In the event of nonpayment, DFIs related to the default are liquidated, rights to collateral are exercised and, if the collateral is not sufficient to cover the fair value in favor of PEMEX, natural gas supply is suspended until the payment is made. Pemex-Gas and Basic Petrochemicals has a number of outstanding DFIs contracted before October 2, 2009 in which customers are not required to post collateral. The Board of Directors of Pemex-Gas and Basic Petrochemicals approve the requirements for credit support for DFIs entered into by Pemex-Gas and Basic Petrochemicals with its customers.

Instruments Entered Into For Trading Purposes

PEMEX retains a synthetic long position on 58,679,799 shares of Repsol, with the objective of maintaining corporate rights over these shares. This is accomplished by using three total return swaps under which PEMEX pays variable amounts and receives total return on the Repsol shares. Under these DFIs, PEMEX is entitled to any capital gains associated with the Repsol shares and agrees to cover its counterparties for any capital losses relating to those shares in reference to an exercise price, as well as to make payments at a floating interest rate.

Between July and September 2011, PEMEX acquired 57,204,240 shares of Repsol through its affiliate PMI H.B.V. In order to protect that investment, PMI H.B.V entered into a structured product consisting of long put, short call and long call options maturing in 2012, 2013 and 2014. The exchange rate exposure associated with its financing of the shares was hedged with euro-dollar exchange rate forwards maturing in 2012, 2013 and 2014. In August 2012, a DFI related to 19,086,080 shares of Repsol expired. Notwithstanding their execution for hedging purposes, these DFIs were not recorded as hedges for accounting purposes.

Derivative Financial Instruments Valuation

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. Fair Value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFI portfolio is composed primarily of swaps whose prices can be estimated by discounting flows using appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

The options contained in PEMEX's DFI portfolio are European-style, consisting of plain or digital calls or puts, and are valued internally based on the traditional Black-Scholes model or certain specialized variations thereof.

The inputs used in valuing PEMEX's DFIs portfolio come from widely recognized price providers and do not require special adjustments or conversions.

Accounting

As of January 1, 2012, PEMEX adopted the provisions of International Accounting Standards 32 and 39 and International Financial Reporting Standards 7, 9 and 13 as issued by the International Accounting Standards Board, which details the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, that are applicable to DFIs for trading and hedging purposes and to embedded derivatives.

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of the accounting standards for being designated as hedges, under one of the accounting treatments allowed. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the Financing Cost (FC).

As of June 30, 2013 and 2012, the net fair value of PEMEX's outstanding DFIs was ($ 4,613,929) and ($ 3,551,600), respectively. As of June 30, 2013 and 2012, PEMEX did not have any DFIs designated as hedges.

For the periods ended June 30, 2013 and 2012, PEMEX recognized a net loss of $ 6,340,197 and $ 10,246,200, respectively, in FC with respect to DFIs treated as instruments entered into for trading purposes.

PEMEX, according to its accounting policy, analyzed the clauses of different contracts to identify possible embedded derivatives. PEMEX has determined that these agreements do not meet the criteria to generate an embedded derivative, therefor, for the periods ended June 30, 2013 and 2012, PEMEX has not recognized any effects in its statement of operations, due to embedded derivatives (foreign currency or index).

TABLE 1

Interest Rate and Currency Derivatives

(in thousands of pesos, except as noted, as of June 30, 2013)

Derivative Type	Hedging/ Trading	Notional Amount (shares)	Underlying Value		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2013	2014	2015	2016	2017	Thereafter	
Interest Rate Swaps	Hedging	0	N/A	N/A	0	0	0	0	0	0	0	0	0
Currency Swaps	Hedging	120,561,679	MXN = 13.0235 1/EUR = 1.30340 1/GBP = 1.52510 JPY = 98.298 UDI = 4.952064 CHF = 0.9461 AUD = 0.9273 Exchange rates against US dollar.	MXN = 12.3546 1/EUR = 1.2854 1/GBP = 1.5148 JPY = 94.592 UDI = 4.9367 CHF = 0.9487 AUD = 1.0477 Exchange rates against US dollar.	(4,920,744)	(2,532,871)	17,878,075	9,908,993	1,072,226	671,504	24,733,513	66,297,368	0
Currency Swaps with credit linked options	Hedging	16,537,912	1/EUR = 1.30340 JPY = 98.298 Exchange rates against US dollar.	1/EUR = 1.2854 JPY = 94.592 Exchange rates against US dollar.	984,083	802,796	0	0	0	13,394,670	0	3,143,242	0

TABLE 2

Equity Derivatives

(in thousands of pesos, except as noted, as of June 30, 2013)

Derivative Type	Hedging/ Trading	Notional Amount (shares)	Underlying Value		Fair Value (in thousands of pesos)		Notional amounts by expected maturity year (shares)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2013	2014	2015	2016	2017	Thereafter	
Equity Swaps	Trading	58,679,799	Repsol = 16.21 Euro share price.	Repsol = 15.85 Euro share price.	(1,010,078)	(1,635,924)	10,000,000	48,679,799	0	0	0	0	0

TABLE 3
Natural Gas Derivatives
(in thousands of pesos, except as noted, as of June 30, 2013)

Derivative Type	Hedging/ Trading	Volume (in MMBtu)	Underlying value (U.S. $ per MMBtu)[1]		Fair Value		Year of expected maturity date (in MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2013	2014	2015	2016	2017	Thereafter	
Long Swaps	Trading	3,563,956	4.08	3.36	(57,641)	(58,117)	2,599,438	654,318	181,200	129,000	0	0	0
Short Swaps	Trading	(3,564,455)	4.08	3.36	60,997	61,947	(2,599,937)	(654,318)	(181,200)	(129,000)	0	0	
European Call													
Long	Trading	5,355,552	4.08	3.36	12,194	17,185	1,819,788	2,447,514	860,700	219,550	8,000	0	
Short		(5,355,102)			(11,949)	(16,852)	(1,819,338)	(2,447,514)	(860,700)	(219,550)	(8,000)	0	

(1) Representative underlying asset value.

TABLE 4
Crude and Petroleum Products Financial Derivatives
(in thousands of pesos, except as noted, open positions as of June 30, 2013)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Volume per Year						Collateral delivered
			Current Quarter	Previous Quarter (2)	Current Quarter	Previous Quarter	2013	2014	2015	2016	2017	Thereafter	
Over the Counter Swaps	Hedging	0.0	113.0	100.2	10,606	(5,714)	0.0	0.0	0.0	0.0	0.0	0.0	0.0

(1) Net Volume; spread positions do not contribute to this figure

(2) Representative underlying asset value per barrel

TABLE 5

Crude and Petroleum Products Financial Derivatives Clasified as Cash and Cash Equivalent for Accounting Purposes due to their Liquidity

(in thousands of pesos, except as noted, open positions as of June 30, 2013)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Volume per Year						Collateral delivered (3)
			Current Quarter	Previous Quarter (2)	Current Quarter	Previous Quarter	2013	2014	2015	2016	2017	Thereafter	
Futures	Hedging	(1.2)	111.8	131.0	47,042	(9,327)	(1.2)	0.0	0.0	0.0	0.0	0.0	N.A
Exchange Traded Swaps	Hedging	(4.2)	91.6	106.6	67,419	153,619	(4.2)	0.0	0.0	0.0	0.0	0.0	N.A

(1) Net Volume

(2) Representative underlying asset value per barrel

(3) Exchange traded operations, both futures and swaps have an initial margin of Ps 307,969,817.12

TABLE 6

Financial Derivative Instruments from Treasury

(in thousands of pesos, except as noted, as of June 30, 2013)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying value (1)		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2013	2014	2015	2016	2017	Thereafter	
Over The Counter Interest Rate Swaps	Hedging	1,746,017	LIBOR USD 1M = 0.19465%	LIBOR USD 1M = 0.2037%	(84,204)	(124,990)	(81,181)	(167,677)	(174,719)	(182,172)	(190,276)	(949,993)	0
Over The Counter FX Forwards	Hedging	9,044,751	USD/EUR = 1.3034 MXN/USD = 13.0235	USD/EUR = 1.2854 MXN/USD = 12.3546	(189,734)	(283,758)	4,522,376	4,522,376	0	0	0	0	0
Over The Counter Equity Options and Dividend Swaps	Trading	38,136,160 shares	Repsol YPF = 16.21 Euro share price.	Repsol YPF = 15.85 Euro share price.	513,718	768,866	19,068,080 shares	19,068,080 shares	0	0	0	0	0

(1) Representative underlying asset value.

LIBOR USD 1m at date of reporting.

Open positions

The information in these tables has been calculated using the exchange rates as of March 28, 2013 Ps. 12.3546 = USD $1.00 and June 30 2013 Ps. 13.0235 = USD $1.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: 

Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: September 20, 2013

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe," "expect," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant developments in the global economy;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.